MASCO

2025 ANNUAL REPORT





















AT MASCO,
WE BELIEVE
IN DELIVERING
BETTER LIVING
POSSIBILITIES.
hansgrohe
Avalegra AquaUnit Wash Basin and Faucet Combination in Brushed Bronze

Masco Corporation is a global leader in the design, manufacture and distribution of branded home improvement and building products. Our portfolio of products enhances the way consumers all over the world experience and enjoy their living spaces.

We believe in better living possibilities—for our homes, our environment, and our communities. Across our businesses and geographies, we seek out possibilities to better ourselves, enhance our consumers' lives, improve the world around us, and create long-term value for our shareholders.

BEHR Paint Company | BrassCraft Manufacturing Company | BRISTAN GROUP | DELTA Faucet Company | hansgrohe

Liberty Hardware Manufacturing Corporation | MASCO | Mercury Plastics | VaporTech | Watkins Wellness

OUR SEGMENTS

DECORATIVE ARCHITECTURAL PRODUCTS

We are a leading supplier of architectural coatings sold for use in the Do-It-Yourself and Pro markets in the United States, Canada and Mexico. This segment primarily includes paints, primers, specialty coatings, stains and waterproofing products, as well as paint applicators and accessories. This segment also includes shower doors, decorative cabinet and door hardware, and functional hardware.



BEHR® | 2026 Color of the Year, Hidden Gem



Delta® | VersaCurl™ Detangling Shower Tool

PLUMBING PRODUCTS

We are a leading provider of decorative and functional plumbing products with broad distribution worldwide. Through our premier brands, we offer an array of products, including faucets, showerheads and handheld showers, plumbing valves, bath hardware and accessories, bathing units, shower bases and enclosures, shower drains, steam shower systems, water filtration systems, sinks, kitchen accessories, spas, exercise pools, aquatic fitness systems, and saunas.

A MESSAGE TO OUR SHAREHOLDERS

Despite a dynamic geopolitical and macroeconomic environment for most of the year, Masco delivered solid profitability in 2025 and remained disciplined on its capital allocation strategy to deliver value to our shareholders. While our net sales declined modestly, our strong cash flow allowed us to return $832 million to shareholders through dividends and share repurchases. Underscoring Masco's resilient business model, strong financial position and confidence in our future performance, our Board recently authorized a new $2 billion share repurchase program and approved a 3% increase to our dividend for 2026, marking our 13th consecutive annual dividend increase.

I'm proud of how our team navigated significant headwinds in 2025, including tariffs, rising commodity costs, and lower market demand. Importantly, amidst a challenging market, we remained focused on our consumer-driven strategic priorities, which aim to leverage our industry-leading brands, expand commercial capabilities, and enhance operational excellence to drive long-term growth. In addition, we continued to demonstrate the strength of our innovation pipeline—achieving a vitality index of approximately 25%—and strong channel partnerships. I'm pleased to share the following highlights:



Brizo® | SensoriPlus™ Digital Shower

Delta Faucet Company (DFC) demonstrated continued omnichannel excellence in 2025, achieving notable market share gains in the e-commerce channel and receiving The Home Depot Kitchen and Bath Partner

of the Year award. The team also continued to deliver meaningful innovation to consumers with the successful launch of several new products across its brand portfolio, including the Delta® VersaCurl™ Detangling Shower Tool and Brizo® SensoriPlus™ digital shower system. The team's relaunch of the Newport Brass® brand also yielded strong results year over year, demonstrating progress in serving the luxury consumer.



hansgrohe | Raindance Alive Shower

Hansgrohe gained additional market share in several key markets in 2025 through premium products with industry-leading designs. The team was recognized with two iF Gold Awards for Best of Best Design in the Industry for the Raindance Alive Collection and Avalegra AquaUnit Wash Basin and Faucet Combination. The team also continued to demonstrate its leadership in sustainability, receiving two awards for corporate strategy and production initiatives at the German Sustainability Projects 2025 award ceremony.

Behr Paint Company was once again recognized with products rated number one in interior paint, exterior paint, and exterior stain in a third-party study, demonstrating the exceptional quality of our leading BEHR® brand. Our continued strategic alignment and partnership with The Home Depot led to our recognition as Supplier of the Year for the paint department in the U.S. and Canada, and, for the first time, interconnected partner of the year in Mexico. As part of its sustainability efforts, Behr launched BEHR PREMIUM PLUS® ECOMIX™ Plant-Based Paint & Primer, the first 100% all-acrylic paint and primer



BEHR® | BEHR PREMIUM PLUS® ECOMIX™
Plant-Based Paint & Primer

that meets the 20% minimum threshold of renewable materials set for the interior paints and coatings category by the USDA BioPreferred Program. Furthermore, in partnership with The Home Depot, Behr Paint Company continued to build capabilities to enhance the buying experience for our Pro customers—including expanded delivery options, loyalty programs, and a growing sales force—which will allow us to further capitalize on the sizable growth opportunity in the Pro paint market.



Finnleo® | Custom Indoor Sauna

At **Watkins Wellness**, the integration of Sauna360 into Watkins' existing dealer network generated double-digit sales growth in a market with ongoing opportunities for increased household penetration. In 2025, Watkins also introduced cold plunge products, further expanding its presence in the consumer wellness market.

Near the end of 2025, we began taking decisive actions to further position our business for long-term value creation. We established an Executive Committee with dual corporate and business unit representation to fully leverage our enterprise strengths, which will enable us to continue to deliver strong execution and accelerated growth moving forward. We also began implementing various restructuring actions to further streamline our business and optimize operations. We anticipate that the savings generated from these actions will fund additional growth initiatives and contribute to future margin expansion.

Looking forward, we expect to continue to outperform the market and achieve margin expansion through continued mitigation of higher tariff and commodity costs, cost savings resulting from restructuring actions, and ongoing operational efficiencies across our business. While we anticipate the global repair and remodel markets to be roughly flat in 2026, the fundamentals of our business remain strong. U.S. homeowner equity levels are at a record high, and over half of U.S. homes are now over 40 years old, providing greater demand for home renovation projects. Significant pent-up demand for larger renovation projects will be realized as consumer sentiment improves, interest rates decline, and existing home turnover increases. With these strong fundamentals and the actions we are taking to optimize the business, we believe we are well positioned to deliver above-market top and bottom-line growth.

It's been an honor to step into the role of President and CEO of an organization with a history of strong performance. I'm humbled to follow in the footsteps of great leaders whose vision, dedication, and integrity have shaped the company we are today, and I'm committed to carrying forward with the same sense of purpose and responsibility. I want to thank all our employees for their efforts which have made Masco an industry leader. With this dedicated team, I'm excited about building on our strengths together, the future of Masco, and the opportunities that lie ahead.

Jonathon Nudi
President and CEO

OUR LEADERS

The following lists reflect appointments as of January 1, 2026.

BOARD OF DIRECTORS

1 Member, Audit Committee, 2 Member, Compensation and Talent Committee,
3 Member, Corporate Governance and Nominating Committee, 4 Member, Pricing Committee

Lisa A. Payne [4]
Chair of the Board,
Masco Corporation

Mark R. Alexander [2,3]
Chief Executive Officer, Icelandic
Provisions, Inc.

Gary A. Coombe [1,3]
Chief Executive Officer-Grooming,
The Procter and Gamble Company

Aine L. Denari [1,3]
Executive Vice President and
President, Navico Group and Chief
Technology Officer, Brunswick
Corporation

Marie A. Ffolkes [3]
Managing Partner, GenNx360
Capital Partners

Jonathon J. Nudi [4]
President and Chief Executive
Officer, Masco Corporation

Christopher A. O'Herlihy [2,3]
President and Chief Executive
Officer, Illinois Tool Works Inc.

John C. Plant [1,3]
Chair of the Board and Chief
Executive Officer, Howmet
Aerospace Inc.

Sandeep Reddy [1,2]
Executive Vice President – Chief
Financial Officer, Domino's Pizza,
Inc.

Charles K. Stevens, III [1,2,4]
Retired Executive Vice President
and Chief Financial Officer,
General Motors Company

EXECUTIVE COMMITTEE

Jonathon J. Nudi
President and
Chief Executive Officer

Kenneth G. Cole
Vice President, General Counsel
and Secretary

Jill D. Ehnes
President, Delta Faucet Company

Hans-Juergen Kalmbach
Chief Executive Officer,
Hansgrohe SE

Richard A. Marshall
Vice President, Masco
Operating System

Jai Shah
Group President, Plumbing
and Wellness

Steve Stigers
President, Watkins Wellness

Jennifer Stone
Vice President, Chief
Human Resources Officer

VJ Teenarsipur
President, Behr Paint Company

Richard J. Westenberg
Vice President, Chief Financial
Officer and Treasurer



Newport Brass® | Seager® Pull-Down Kitchen Faucet in Satin Bronze

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 1-5794

Masco Corporation

(Exact name of Registrant as Specified in its Charter)

Delaware	**38-1794485**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
17450 College Parkway, Livonia, Michigan	**48152**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(313) 274-7400**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Common Stock, $1.00 par value	MAS	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant on June 30, 2025 (based on the closing sale price of $64.36 of the Registrant's Common Stock, as reported by the New York Stock Exchange on such date) was approximately $13,438,348,177.

Number of shares outstanding of the Registrant's Common Stock at January 31, 2026:

203,607,085 shares of Common Stock, par value $1.00 per share

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement to be filed for its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

Masco Corporation
2025 Annual Report on Form 10-K

TABLE OF CONTENTS

Cautionary Statement Concerning Forward-Looking Statements

This Report contains statements that reflect our views about our future performance and constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as "outlook," "believe," "anticipate," "appear," "may," "will," "should," "intend," "plan," "estimate," "expect," "assume," "seek," "forecast," and similar references to future periods. Our views about future performance involve risks and uncertainties that are difficult to predict and, accordingly, our actual results may differ materially from the results discussed in our forward-looking statements. We caution you against relying on any of these forward-looking statements.

Our future performance may be affected by the levels of residential repair and remodel activity, and to a lesser extent, new home construction, our ability to maintain our strong brands, to develop innovative products and respond to changing consumer purchasing practices and preferences, our ability to maintain our public image and reputation, our ability to maintain our competitive position in our industries, our reliance on key customers, the cost and availability of materials, our dependence on suppliers and service providers, extreme weather events and changes in climate, risks associated with our international operations and global strategies, the impact on demand, pricing and product costs resulting from tariffs, our ability to achieve the anticipated benefits of our strategic initiatives, our ability to successfully execute our acquisition strategy and integrate businesses that we have acquired and may in the future acquire, our ability to attract, develop and retain a talented workforce, risks associated with cybersecurity vulnerabilities, threats and attacks and risks associated with our reliance on information systems and technology.

These and other factors are discussed in detail in Item 1A. "Risk Factors" of this Report. Any forward-looking statement made by us speaks only as of the date on which it was made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Unless required by law, we undertake no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise.

PART I

Item 1. Business.

Masco Corporation and its subsidiaries (the "Company") is a global leader in the design, manufacture and distribution of branded home improvement and building products. Our portfolio of industry-leading brands includes BEHR® paint; DELTA® and HANSGROHE® faucets, bath and shower fixtures; LIBERTY® branded decorative and functional hardware; and HOT SPRING® spas. We leverage our powerful brands across product categories, sales channels and geographies to create value for our customers and shareholders.

We believe that our solid results of operations and financial position for 2025 resulted from our continued focus on our strategy to drive the full potential of our core businesses, leverage opportunities across our enterprise, and actively manage our portfolio.

In 2025, we continued to return value to our shareholders by repurchasing approximately 8.5 million shares of our common stock and increasing our quarterly dividend by approximately seven percent compared to 2024.

Our Business Segments

We report our financial results in two segments, our Plumbing Products segment and our Decorative Architectural Products segment, which are aggregated by product similarity. Our Decorative Architectural Products segment is impacted by seasonality and normally experiences stronger sales during the second and third calendar quarters, corresponding with the peak season for repair and remodel activity.

Plumbing Products

The businesses in our Plumbing Products segment sell a wide variety of products that are manufactured or sourced by us.

- Our plumbing products include faucets, showerheads, handheld showers, valves, bath hardware and accessories, bathing units, shower bases and enclosures, shower drains, steam shower systems, water filtration systems, sinks and kitchen accessories. We primarily sell these products to home center retailers, online retailers, mass merchandisers, wholesalers and distributors that, in turn, sell them to plumbers, building contractors, remodelers, smaller retailers, consumers and homebuilders. The majority of our faucet, bathing and showering products are sold primarily in North America, Europe and China under the brand names DELTA®, BRIZO®, PEERLESS®, HANSGROHE®, AXOR®, KRAUS®, NEWPORT BRASS® and WALTEC®. Our BRISTAN™ and HERITAGE™ products are sold primarily in the United Kingdom.

- We manufacture acrylic tubs, bath and shower enclosure units, and shower bases and trays. Our DELTA and MIROLIN® products are sold primarily to home center retailers in North America. Our MIROLIN products are also sold to wholesalers and distributors in Canada.

- Our spas, exercise pools, aquatic fitness systems and saunas are manufactured and sold under our HOT SPRING®, CALDERA®, FREEFLOW SPAS®, FANTASY SPAS®, AQUATERRA®, LIFESMART®, ENDLESS POOLS®, TYLÖ®, FINNLEO® and HELO® brands, as well as under other trademarks. Our spas, exercise pools and saunas are sold worldwide to independent specialty retailers and distributors and our spas and saunas are also sold to online mass merchandisers. Certain exercise pools are also available on a consumer-direct basis in North America and Europe, while our aquatic fitness systems are sold through independent specialty retailers as well as on a consumer-direct basis in some areas.

- Included in our Plumbing Products segment are brass, copper and composite plumbing system components and other non-decorative plumbing products that are sold to plumbing, heating and hardware wholesalers, home center and online retailers, hardware stores, building supply outlets and other mass merchandisers. These products are marketed primarily in North America under our BRASSCRAFT®, PLUMBSHOP® and MASTER PLUMBER® brands and are also sold under private label.

- Within our Plumbing Products segment we develop connected water products that enhance the experience with water in homes and businesses. These systems include touchless activation, voice activation, controlled volume dispensing and provide for monitoring and controlling the temperature and flow of water and are compatible with a range of faucets, showerheads and other showering components.

- We also perform electron beam irradiation services and supply high-quality, custom thermoplastic solutions, extruded plastic profiles, specialized fabrications and PEX tubing to manufacturers, distributors and wholesalers for use in diverse applications that include faucets and plumbing supplies, appliances and building products.

We believe that our plumbing products are among the leaders in sales in North America and Europe. Competitors of the majority of our products in this segment include Dornbracht GmbH & Co. KG, Fortune Brands Innovations, Inc.'s Moen, Rohl and Riobel brands, Kohler Co., Lixil Group Corporation's American Standard and Grohe brands, Spectrum Brands Holdings, Inc.'s Pfister faucets, Villeroy & Boch's Ideal Standard brand, Zurn Elkay Water Solutions Corporation, as well as private label and digitally native brands. Competitors of our spas, exercise pools, aquatic fitness systems and saunas include Artesian Spas, Harvia, Jacuzzi and Master Spas brands, among others. Foreign manufacturers competing with us are located primarily in Europe, China and Canada. Additionally, we face significant competition from private label products and digitally native brands. The businesses in our Plumbing Products segment manufacture products primarily in North America and Europe as well as in Asia and source products from Asia and other regions. Competition for our plumbing products is based largely on brand reputation, product features and innovation, product quality, customer service, breadth of product offering and price. Many of the faucet and showering products with which our products compete are manufactured by low-cost foreign manufacturers that contribute to price competition.

Many of our plumbing products contain brass, the major components of which are copper and zinc. We have multiple sources, both domestic and foreign, for our raw materials used in this segment. We have encountered price volatility for brass, brass components and any components containing copper and zinc. To help reduce the impact of this volatility, from time to time we may enter into long-term agreements with certain significant suppliers. In addition, we have experienced and may continue to experience significantly higher costs for some of the material inputs and products in this segment that we import as a result of increased duties and tariffs.

Decorative Architectural Products

Our Decorative Architectural Products segment primarily includes architectural coatings, including paints, primers, specialty coatings, stains and waterproofing products, as well as paint applicators and accessories. These products are sold primarily in North America as well as in South America under the brand names BEHR®, KILZ®, WHIZZ® and other trademarks to "do-it-yourself" and professional customers through home center retailers and other retailers. Net sales of architectural coatings comprised approximately 31 percent of our consolidated net sales in 2025 and 32 percent of our consolidated net sales in 2024 and 2023. Our BEHR products are sold through The Home Depot, our largest customer overall, as well as this segment's largest customer. Our Behr business grants to The Home Depot Behr brand exclusivity in the retail sales channel in North America and exclusivity with respect to Kilz branded primer products in the home improvement big box retail sales channel and across online only mass market retail marketplaces in the United States and in the retail sales channel in Canada. The granting of exclusivity affects our ability to sell those products and brands to other customers, and the loss of this segment's sales to The Home Depot would have a material adverse effect on this segment's business and on our consolidated business as a whole.

Our competitors in this segment include large national and international brands such as Benjamin Moore & Co., Pittsburgh Paints Co.'s Glidden, Olympic, Pittsburgh Paints and Stains and PPG Paints brands, RPM International Inc.'s Rust-Oleum and Zinsser brands, The Sherwin-Williams Company's Minwax, Sherwin-Williams, Thompson's Water Seal, Valspar and Purdy brands and the Wooster Brush Company, as well as many regional and other national brands. We believe that brand reputation is an important factor in consumer selection, and that competition in this industry is also based largely on product features and innovation, product quality, customer service, breadth of product offering and price.

Acrylic resins and titanium dioxide are principal raw materials in the manufacture of architectural coatings. The price of acrylic resins fluctuates based on the price of its components, which can have a material impact on our costs and results of operations in this segment. The price for titanium dioxide can fluctuate as a result of global supply and demand dynamics and production capacity limitations, which can have a material impact on our costs and results of operations in this segment. In addition, the prices of crude oil, natural gas, propylene and certain petroleum by-products can impact our costs and results of operations in this segment. We have multiple sources, both domestic and foreign, for the raw materials used in this segment and have encountered price volatility with respect to certain of these materials. To help reduce the impact of this price volatility, we have and may in the future enter into long-term agreements with certain significant suppliers. We import certain materials and products for this segment that have been and may in the future be subject to duties and tariffs. We also have agreements with certain significant suppliers for this segment that are intended to help assure continued supply.

Our Decorative Architectural Products segment includes branded cabinet and door hardware, functional hardware, hook and hook rail products, and outdoor living hardware, which are manufactured for us and sold to home center retailers, online retailers, other specialty retailers, original equipment manufacturers and wholesalers. These products are sold under the LIBERTY®, FRANKLIN BRASS® and other trademarks. Our key competitors in North America include Amerock Hardware, Richelieu Hardware Ltd., Top Knobs and private label brands. Decorative bath hardware, shower accessories and shower doors are sold under the brand names DELTA® and FRANKLIN BRASS® and other trademarks to home center retailers, mass retailers, online retailers, other specialty retailers and wholesalers. Competitors for these products include American Bath Group, LLC's Dreamline brand, Fortune Brands Innovations, Inc.'s Moen brand, Gatco Inc., Kohler Co. and private label brands.

Additional Information

Intellectual Property

We hold numerous U.S. and foreign patents, patent applications, licenses, trademarks, trade names, trade secrets and proprietary manufacturing processes. We view our trademarks and other intellectual property rights as important, but do not believe that there is any reasonable likelihood of a loss of such rights that would have a material adverse effect on our present business as a whole.

Laws and Regulations Affecting Our Business

We are subject to federal, state, local and international government laws and regulations. For a more detailed description of the various laws and regulations that impact our business, see Item 1A. Risk Factors.

We monitor applicable laws and regulations, including environmental laws and regulations, and incur ongoing expense relating to compliance, however we do not expect that compliance with federal, state, local and international regulations will result in material capital expenditures or have a material adverse effect on our results of operations and financial position.

Human Capital Management

The performance of our Company is impacted by our human capital management, and as a result we are focused on attracting, developing and retaining highly qualified, engaged employees, who have a range of experiences and backgrounds. Our Chief Human Resources Officer is responsible for developing and executing our human capital strategy and provides periodic updates to our Board of Directors' Compensation and Talent Committee on our progress toward the achievement of our human capital initiatives. We are currently focused on:

- Building a pipeline of great leaders
- Enabling a high-performance and continuous development culture
- Supporting holistic well-being and celebrating our people
- Providing competitive benefits and compensation
- Engaging and retaining our employees by continuously listening and improving

We believe that these initiatives work together to help our employees grow and thrive, and cultivate a culture where our employees feel like they belong. We are also committed to keeping our employees healthy and safe in the workplace.

At December 31, 2025, we employed approximately 18,000 people.

Available Information

Our website is www.masco.com. Our periodic reports and all amendments to those reports required to be filed or furnished pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 are available free of charge through our website as soon as reasonably practicable after those reports are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). This Report is being posted on our website concurrently with its filing with the SEC. Information contained on our website is not incorporated by reference into this Report or any other report filed with the SEC. Our reports filed with the SEC also may be found on the SEC's website at www.sec.gov.

Item 1A. Risk Factors.

There are a number of business risks and uncertainties that could impact our business. These risks and uncertainties could cause our actual results to differ from past performance or expected results. We consider the following risks and uncertainties to be most relevant to our specific business activities. Additional risks and uncertainties not presently known to us, or that we currently believe to be immaterial, also may adversely impact our business, results of operations and financial position.

Strategic Risks

Our business strategy is focused on residential repair and remodeling activity and, to a lesser extent, on new home construction activity, both of which are impacted by a number of economic and other factors.

Our business performance relies on residential repair and remodeling activity and, to a lesser extent, on new home construction activity. A number of factors impact consumers' spending on home improvement projects as well as new home construction activity, including:

- consumer confidence levels;
- consumer income and debt levels;
- consumer affordability;
- unemployment and underemployment levels;
- the availability of home equity loans and mortgages and the interest rates for and tax deductibility of such loans;
- inflationary pressures, including from duties and tariffs;
- changing government policies and programs;
- existing home sales;
- age of the housing stock;
- fluctuations in home prices;
- household formation;
- trends in lifestyle and housing design;
- the availability of skilled tradespeople for repair and remodeling work; and
- natural disasters, terrorist acts, pandemics, social or civil unrest, wars or conflicts or other catastrophic events.

We have been and may in the future be negatively impacted by adverse changes or uncertainty involving one or more of the factors listed above. In addition, the fundamentals driving our business are impacted by economic cycles. Economic contractions or recessions have resulted in and could in the future result in a decline in residential repair and remodeling activity or in demand for new home construction, adversely impacting our results of operations and financial position.

We may not achieve all of the anticipated benefits of our strategic initiatives.

We continue to pursue our strategy of driving the full potential of our core businesses, leveraging opportunities across our enterprise, and actively managing our portfolio. Our strategy is designed to grow revenue, improve profitability and increase shareholder value over the mid- to long-term. We execute our strategy by investing in our brands, developing innovative products, making capital investments, and focusing on continuous productivity improvement and operational excellence, among other initiatives. Our business performance and results of operations could be adversely impacted if we are unable to timely and effectively execute our strategy. We could also be adversely impacted if we have not appropriately prioritized and balanced our strategic initiatives or if we are unable to effectively manage change throughout our organization.

We may not be able to successfully execute our acquisition strategy or integrate businesses that we acquire.

Pursuing the acquisition of businesses complementary to our portfolio is a component of our strategy for future growth. If we are not able to identify suitable acquisition candidates or consummate potential acquisitions within a desired time frame or at acceptable terms and prices, our long-term competitive positioning may be impacted. Even if we are successful in acquiring businesses, the businesses we acquire may not be able to achieve the revenue, profitability or growth we anticipate, or we may experience challenges and risks in integrating these businesses into our existing business, including our governance and compliance framework. Such risks include:

- diversion of management attention and our resources;
- issues or conflicts with our new or existing customers or suppliers;
- realizing expected synergies and economies of scale;
- retaining key employees of the acquired businesses; and
- unforeseen liabilities.

International acquisitions that we have made, and those that we may make in the future, may continue to increase our exposure to foreign currency risks, and risks associated with interpretation, compliance with and enforcement of international regulations and the policies of other governments. Our failure to address these risks could cause us to incur additional costs and fail to realize the anticipated benefits of our acquisitions and could adversely impact our results of operations and financial position.

Business and Operational Risks

Variability in the cost and availability of our raw materials, components and finished products could impact our results of operations and financial position.

We purchase substantial amounts of raw materials, components and finished products from outside sources, including international sources, and we manufacture certain of our products outside of the United States. Increases in the cost of the materials we purchase, including as a result of diminished availability, increased duties, tariffs and inflation or unfavorable fluctuations in currency exchange rates have increased and may in the future increase the prices for our products and negatively impact our results of operations and financial position. In particular, we have experienced and may continue to experience significantly higher costs as a result of increased duties and tariffs, mainly in our Plumbing Products segment, due to duties and tariffs related to China and other international jurisdictions as well as related to materials.

Further, our production has been and may in the future be impacted if we or our suppliers are unable to procure our requirements for various raw materials, including, among others, brass, copper, resins, titanium dioxide and zinc. Elevated energy prices have increased and may in the future increase our production and transportation costs. In addition, water is a significant component of our architectural coatings products and may be subject to shortages and restrictions on supply in certain regions, due to climate-related and other influences. These factors could adversely impact our results of operations and financial position.

It can be difficult for us to pass our cost increases on to our customers. Our existing arrangements with customers, competitive considerations and customer resistance to price increases may delay or make us unable to adjust selling prices. If we are not able to sufficiently increase the prices of our products or achieve cost savings to offset increased material, production, transportation and labor costs, our results of operations and financial position could be adversely impacted. Increased selling prices for our products have led and may in the future lead to sales declines, a shift in the mix of products we sell and loss of market share, particularly if those prices are not competitive. When our material costs decline, we have received and may in the future receive pressure from our customers to reduce our prices. Such reductions have had and could in the future have an adverse impact on our results of operations and financial position.

From time to time we enter into long-term agreements with certain significant suppliers to help ensure continued availability of the raw materials, components and finished products we require and to establish firm pricing, but these contractual commitments may result in our paying above market prices during the term of the contract and may limit our ability to adjust our sourcing partners in the future. In addition, we may use derivative instruments, including commodity hedges. This strategy increases the possibility that we may forego the benefits that might result from favorable fluctuations in prices, which has had and may in the future have an adverse impact on our results of operations and financial position.

We are dependent on suppliers and service providers.

We are dependent on third parties for our raw materials, many of our components and finished products and for certain services. Our ability to offer a wide variety of products and provide high levels of service to our customers depends on whether we can obtain an adequate and timely supply of these goods and services. Failure of our suppliers to timely provide us goods and services on commercially reasonable terms or to comply with applicable contractual, legal and regulatory requirements or our supplier business practices policy could have an adverse impact on our results of operations and financial position or could damage our reputation.

The operations of the third parties on which we depend have been and could in the future be impacted by: changing laws, regulations and government policies, including those related to climate change; cybersecurity breaches; labor availability; raw material shortages; trade policies; energy availability; supply disruptions; and adverse weather conditions, pandemics, social or civil unrest, wars or conflicts and other force majeure events. Any of these factors could disrupt our third parties' operations and result in shortages of supply, assertion of force majeure and increases in the prices charged to us for the raw materials, components and finished products they produce or services they provide. Sourcing these goods and services from alternate suppliers, including suppliers from new geographic regions, or re-engineering our products as a result of supplier disruptions, is time-consuming and costly and could result in inefficiencies or delays in our business operations or could negatively impact the quality of our products. In addition, the loss of critical suppliers, or a substantial decrease in the availability of supply, has disrupted and could in the future disrupt our business and has had and may in the future have an adverse impact on our results of operations and financial position.

Many of the suppliers we rely upon are located in countries outside of the United States. The differences in business practices, shipping and delivery requirements and costs, changes in economic conditions and trade policies and laws and regulations, together with the limited number of suppliers available to us, have increased the complexity of our supply chain logistics and the potential for interruptions in our production scheduling. We have experienced and may in the future experience constraints on and disruptions to transporting our raw materials, components and finished products from our international and domestic suppliers as well as higher transportation costs. If we are unable to effectively manage our supply chain our results of operations and financial position could be adversely impacted.

There are risks associated with our international operations and global strategies.

In 2025, 21 percent of our sales were made outside of North America (particularly in Europe) and transacted in currencies other than the U.S. dollar. In addition to our European operations, we manufacture products in other locations, including Asia and Mexico and source products and components from third parties globally. Risks associated with our international operations include:

- differences in culture, economic and labor conditions and practices;
- differences in enforcement of contract and intellectual property rights;
- differences in the policies of the U.S. and foreign governments;
- disruptions in trade relations and economic instability;
- natural disasters, terrorist attacks, pandemics, wars or conflicts or other catastrophic events;
- social or civil unrest; and
- timeliness of transportation and port congestion or disruption.

We have been and may in the future be negatively impacted by adverse changes or uncertainty involving one or more of the factors listed above.

We are also affected by domestic and international laws, regulations and government policies applicable to companies doing business outside of the U.S., or importing and exporting goods and materials. These include laws and regulations related to anti-bribery/anti-corruption, competition, data privacy, environmental, sustainability matters, sanctions, tax, trade, including duties and tariffs, and other business practices. Compliance with these laws, regulations and government policies is costly and has required significant management attention, and future changes to these laws may continue to require significant management attention and disrupt our operations. Additionally, while it is difficult to assess what changes may occur and the relative effect on our international tax structure, significant changes in how U.S. and international jurisdictions tax cross-border transactions could adversely impact our results of operations and financial position.

Our results of operations and financial position are also impacted by changes in currency exchange rates. Unfavorable currency exchange rates, particularly the euro, the Chinese renminbi, the Canadian dollar, the British pound sterling and the Mexican peso, have in the past adversely impacted us, and could adversely impact us in the future. Fluctuations in currency exchange rates may also present challenges in comparing our operating performance from period to period.

The long-term performance of our businesses relies on our ability to attract, develop and retain a talented and workforce.

For our businesses to be successful, we must invest significant resources to attract, develop and retain highly qualified and talented employees, who have the experience, knowledge and expertise to implement our strategic and business initiatives. We compete for employees with a broad range of employers in many different industries, including large multinational firms. We have faced and may in the future face challenges in recruiting, developing, engaging and retaining employees, particularly when the labor market is experiencing low unemployment levels, increasing compensation and increasing competition.

If we are unable to successfully implement our talent strategies, including attracting, developing, engaging and retaining key employees, building strong leadership teams, developing effective succession planning and successfully executing organizational change and leadership transition, our results of operations and financial position could be adversely impacted.

Extreme weather events and changes in climate could adversely impact our results of operations and financial position.

Extreme weather events, such as severe winter and other storms, hurricanes, fires, floods, tornados and droughts, as a result of climate change or other factors, have negatively impacted and may in the future negatively impact our business. These types of events can be disruptive to our operations and may impact consumer spending. In addition, some of our suppliers are located in areas that have experienced extreme weather events which have impacted and may in the future impact the availability and cost of some of our raw materials, components and finished products. If the frequency or severity of extreme weather increases, we may experience interruptions to our operations, further impact on our supply chain, increased operating costs or loss or damage to our property or inventory, which could adversely impact our results of operations and financial position.

Restrictive covenants in our credit agreement could limit our financial flexibility.

We must comply with both financial and nonfinancial covenants in our credit agreement, and in order to borrow under it, we cannot be in default with any of those provisions. Our ability to borrow under the credit agreement could be affected if our earnings significantly decline to a level where we are not in compliance with the financial covenants or if we default on any nonfinancial covenants. In the past, we have been able to amend the covenants in our credit agreement, but there can be no assurance that in the future we would be able to further amend them. If we were unable to borrow under our credit agreement, our financial flexibility could be restricted.

Competitive Risks

We could lose market share if we do not maintain our strong brands, develop innovative products or respond to changing consumer purchasing practices and preferences.

Our competitive advantage is due, in part, to our ability to maintain our strong brands and to develop and introduce innovative new and improved products. Our initiatives to invest in brand building, brand awareness and product innovation may not be successful. The uncertainties associated with developing and introducing innovative new and improved products, such as gauging changing consumer demands and preferences and successfully developing, manufacturing, marketing, selling and servicing these products, may impact the success of our product introductions. If the products we introduce do not gain widespread acceptance or if our competitors improve their products more rapidly or effectively than we do, we could lose market share or be required to reduce our prices, which could adversely impact our results of operations and financial position.

Our customers' business models and strategies continue to change. As our customers execute their strategies to reach end consumers through multiple channels, they rely on us to support their efforts, including by maintaining our own robust and user-friendly websites with sufficient content for consumer research, providing sufficient product data to support their websites and providing comprehensive supply chain solutions and differentiated product development and service offerings. If we are unable to successfully provide this support to our customers or if our customers are unable to successfully execute their strategies, our brands may lose market share, which could adversely impact our results of operations and financial position.

Consumer preferences have also changed, including a shift in consumer purchasing practices toward e-commerce and a potential increase in consumer demand for products with certain attributes, such as connected products and sustainable products. If we do not timely and effectively implement our strategic and business initiatives related to these practices and preferences or identify and adequately respond to new changes, our relationships with our customers and with consumers could be harmed, our ability to retain our customers and consumers may be negatively impacted, the demand for our brands and products could be reduced and our results of operations and financial position could be adversely impacted.

Damage to our public image and reputation could adversely impact our results of operations and financial position.

Our public image and reputation are important to maintaining our strong brands. Our results of operations and financial position could be adversely impacted by a negative perception regarding our products or company practices, positions or public statements, even if unfounded, negative claims and comments in social media or the press or a data breach.

Furthermore, stakeholders' expectations regarding company practices, positions or public statements are diverse and continually changing. We may not be able to align with such evolving expectations within the timeframes expected by stakeholders or without incurring significant costs. In particular, we may not be able to achieve our aspirational goals related to our sustainability initiatives, which are and may continue to be impacted by many complexities and variables, such as renewable energy infrastructure and availability, a challenging economic environment, changes to our operations and changes to our portfolio of businesses via acquisitions or divestitures. A failure or perceived failure by us in this regard may damage our reputation and adversely impact our results of operations and financial position.

We face significant competition and operate in an evolving competitive landscape.

Our products face significant competition. We believe that brand reputation is an important factor affecting product selection and that we compete on the basis of product features, innovation, quality, customer service, warranty and price. We sell our products through home center retailers, online retailers, distributors, wholesalers and independent dealers and rely on these customers to market and promote our products to consumers. Our success with our customers is dependent on, among other things, our ability to provide quality products with desired features at acceptable prices with timely delivery and a high level of customer service. Home center retailers, which have historically concentrated their sales efforts on retail consumers and remodelers, are increasingly selling directly to professional contractors and installers, which may adversely impact our margins on our products that contractors and installers would otherwise buy through our dealers and wholesalers. In addition, as home center retailers develop customer experience programs to attract and retain contractors and installers, they are relying on us to support their efforts. Such support has been and could continue to be time-consuming and costly and these efforts may not be successful, which may impact our growth, results of operations and financial position.

Certain of our customers sell products sourced from low-cost foreign manufacturers under their own private label brands, which directly compete with our brands. As a result of this trend, we have experienced and may in the future experience lower demand for our products or a shift in the mix of some products we sell toward more value-priced or opening price point products, which has impacted and may in the future impact our results of operations and financial position.

In addition, we face competitive pricing pressure in the marketplace, including sales promotion programs, that could impact our market share or result in price reductions, which could adversely impact our results of operations and financial position.

The growing e-commerce channel brings an increased number of competitors and greater pricing transparency for consumers and customers, as well as conflicts between our existing distribution channels and a need for different distribution methods. These factors have impacted and could in the future impact our results of operations and financial position. In addition, our relationships with our customers, including home center retailers, may be impacted if we increase the amount of business we transact in the e-commerce channel.

If we are unable to maintain our competitive position in our industries, our results of operations and financial position could be adversely impacted.

Our sales are concentrated with three significant customers and this concentration may continue to increase. In 2025, our net sales to The Home Depot were $2.9 billion (approximately 38 percent of our consolidated net sales), and our net sales to Ferguson and Lowe's were each less than 10 percent of our consolidated net sales. These customers can significantly impact the prices we receive for our products and the terms and conditions on which we do business with them. Further, these customers have reduced in the past and may in the future reduce the number of vendors from which they purchase and could make significant changes in their volume of purchases from us. Although other retailers, dealers, distributors, wholesalers and homebuilders represent other channels of distribution for our products and services, we might not be able to quickly replace, or replace at all, the loss of a substantial portion of our sales to The Home Depot or the loss of all of our sales to either Ferguson or Lowe's. Any such loss would have a material adverse impact on our business, results of operations and financial position.

In addition, our Behr business grants to The Home Depot Behr brand exclusivity in the retail sales channel in North America and exclusivity with respect to Kilz branded primer products in the home improvement big box retail sales channel and across online only mass market retail marketplaces in the United States and in the retail sales channel in Canada. From time to time, certain of our other businesses grant product and/or brand exclusivity to our customers. The granting of exclusivity impacts our ability to sell those products and brands to other customers and can increase the complexity of our product offerings and our costs.

Technology and Intellectual Property Risks

We are subject to cybersecurity attacks, which could adversely impact our results of operations and financial position.

Global cybersecurity vulnerabilities, threats and more frequent, sophisticated and targeted attacks, which may be increasingly exacerbated by the proliferation of and advance in artificial intelligence, pose a risk to our information technology systems and to critical third-party information technology platforms we utilize. We have implemented security policies, processes and layers of defense designed to help identify and protect against misappropriation or corruption of our systems and information and disruption of our operations. Despite these efforts, systems we utilize have been and may in the future be damaged, disrupted, ransomed or shut down due to cybersecurity attacks by unauthorized access, malware, ransomware, undetected intrusion, hardware failures, or other events, and in these circumstances our disaster recovery plans may be ineffective or inadequate.

These attacks could have the following impacts on our business, some of which we have experienced:

- business interruption;
- damage to our relationships with our employees, suppliers, customers and consumers;
- damage to the reputation of our brands;
- data corruption;
- exposure or loss of proprietary confidential or financial information or the personal information of our employees, suppliers, customers or consumers;
- exposure to litigation;
- inability to report our financial results in a timely manner;
- increased costs associated with the remediation and mitigation of such attacks;
- product shipment delays;
- production or operational downtime; and
- theft of our assets.

In addition, we could be adversely impacted if any of our significant customers, suppliers or service providers experience any similar events that disrupt their business operations or damage their reputation. Such events could adversely impact our results of operations and financial position.

We rely on information systems and technology, and a breakdown or interruption of these systems could adversely impact our results of operations and financial position.

We rely on many on-site and cloud-based information systems and technology to process, transmit, store and manage information to support our business activities. We have been and may in the the future be adversely impacted if these information systems breakdown, fail, or if delays in system upgrades or replacements stretch those systems beyond support by third-party service providers, including cloud platform providers.

In addition to the consequences that may occur from interruptions in the current systems we utilize, we continue to invest in new technology systems throughout our company, including implementations and integrations of and upgrades to critical systems at our business units. These system changes are complex and require significant management oversight, and we have experienced, and in the future may experience, unanticipated expenses and interruptions to our operations during these changes. Our results of operations and financial position, as well as the effectiveness of our internal controls over financial reporting, could be adversely impacted if we do not appropriately select, implement, maintain or upgrade our critical systems in a timely manner or if we experience significant unanticipated expenses or disruptions in connection with the implementation, integration, upgrade or update of such systems.

We may not be able to adequately protect or prevent the unauthorized use of our intellectual property.

Protecting our intellectual property is important to our growth and innovation efforts. We own a number of patents, trademarks and other forms of intellectual property in our products and manufacturing processes throughout the world. There can be no assurance that our efforts to protect our intellectual property rights will prevent violations. Our intellectual property has been and may again be challenged or infringed upon by third parties, including in countries where property rights are not highly developed or protected. In addition, the global nature of our business increases the risk that we may be unable to obtain or maintain our intellectual property rights on reasonable terms. Furthermore, others have asserted and may in the future assert intellectual property infringement claims against us. Current and former employees, contractors, customers or suppliers have or may have had access to proprietary or confidential information regarding our business operations that could harm us if used by them, or disclosed to others, including our competitors. In addition, we may be harmed if our proprietary or confidential information regarding our business is exposed through the unauthorized use of artificial intelligence technologies. Protecting and preventing the unauthorized use of our intellectual property is costly, time-consuming and requires significant resources. If we are not able to protect our existing intellectual property rights, or prevent unauthorized use of our intellectual property, sales of our products may be impacted and we may experience reputational damage to our brands, increased litigation costs and adverse impact to our competitive position, which could adversely impact our results of operations and financial position.

Litigation and Regulatory Risks

Claims and litigation could be costly.

We are involved in various claims and litigation, including class actions, mass torts and regulatory proceedings, that arise in the ordinary course of our business and that could have an adverse impact on us. The types of matters may include, among others: advertising, competition, contract, data privacy, employment, environmental, insurance coverage, intellectual property, personal injury, product compliance, product liability, securities and warranty. The outcome and effect of these matters are inherently unpredictable, and defending and resolving them can be costly and can divert management's attention. We have and may in the future incur significant costs as a result of claims and litigation.

We are also subject to product safety regulations, product recalls and direct claims for product liability that can result in significant costs and, regardless of the ultimate outcome, create adverse publicity and damage the reputation of our brands and business. Also, we rely on suppliers to provide finished products and components for products that we sell. Due to the difficulty of controlling the quality of finished products and components we source from these suppliers, we are exposed to risks relating to the quality of such finished products and components and to limitations on our recourse against such suppliers.

We maintain insurance against some, but not all, of the risks of loss resulting from claims and litigation. The levels of insurance we maintain may not be adequate to fully cover our losses or liabilities. If any significant accident, judgment, claim or other event is not fully insured or indemnified against, it could adversely impact our results of operations and financial position.

Refer to Note R to the consolidated financial statements included in Item 8 of this Report for additional information about litigation involving our businesses.

Our failure to comply with laws, government regulations and other requirements could adversely impact our results of operations and financial position.

We are subject to a wide variety of federal, state, local and international laws and regulations, including those relating to:

- advertising and marketing;
- anti-bribery/anti-corruption;
- climate change and protection of the environment;
- competition;
- data privacy;
- employment and labor matters, including wage and hour matters;
- environment, health and safety matters;
- product safety and performance;
- protection of employees and consumers;
- securities matters;
- sanctions;
- taxation; and
- trade, including duties and tariffs.

In addition to complying with current requirements and known future requirements, we will be subject to new or more stringent requirements in the future.

As we sell new types of products or existing products in new geographies or channels or for new applications, we are subject to the requirements applicable to those sales. Additionally, some of our products must be certified by industry organizations. Compliance with new or changed laws, regulations and other requirements, including as a part of government or industry response to climate change, may require us to alter our product designs, our manufacturing processes, our packaging or our sourcing or may result in restrictions on our operations. These compliance activities are costly and require significant management attention and resources. If we do not effectively and timely comply with such regulations and other requirements, our results of operations and financial position could be adversely impacted.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity risk is a part of our overall enterprise risk management assessment. Our cybersecurity program is modeled on the National Institute of Standards and Technology's Cybersecurity Framework (NIST CSF) which provides the structure for the governance of, identification of, protection against, detection of, response to and recovery from cybersecurity threats and incidents, including those associated with our use of third-party applications and service providers.

Key components of our cybersecurity program include:

- an enterprise organizational framework that consists of enterprise leaders that oversee our cybersecurity governance, including policies and standards, and functional business unit leaders that implement our cybersecurity policies;

- the identification of our cybersecurity risks and vulnerabilities and the implementation of protections against cybersecurity threats and incidents, including regularly training and testing our employees;

- continual global threat monitoring and detection, in partnership with third-party service providers;

- a process for assessing the severity of cybersecurity threats, identifying whether the cybersecurity threats are associated with a third-party service provider, and implementing an appropriate response and resolution to cybersecurity incidents, as necessary; and

- risk-based cybersecurity audits led by our internal audit function, which include cybersecurity control maturity assessments (based on NIST CSF), as well as attack simulations and penetration testing performed by third-party service providers.

Our Board of Directors has overall oversight responsibility for our enterprise risk management and compliance programs, including cybersecurity. Our Board is responsible for ensuring that management has processes in place designed to identify and assess cybersecurity risks to which we are exposed, implement the appropriate protections to address such risks, identify cybersecurity threats and respond to and resolve cybersecurity incidents.

Management is responsible for identifying and assessing material cybersecurity risks on an ongoing basis and for developing, managing and implementing our cybersecurity program to assure that our potential cybersecurity risk exposures are monitored and appropriate mitigation measures are implemented. Our cybersecurity program is overseen by our Vice President, Information Technology and our Director, Cybersecurity. Our Vice President, Information Technology has significant professional experience in leading the information technology function and our Director, Cybersecurity has held various roles in cybersecurity and is an ISC2 Certified Information Security Professional. Each periodically participates in various industry cyber forums and communicates industry best practices to the appropriate internal information security professionals.

Our cybersecurity program is managed and implemented by a team of enterprise level and business unit level information security professionals, partnering with third party advisory services, as needed. The team's focus is on our operational response to cybersecurity threats, exposure analysis, security governance and the design and implementation of our security controls. Our Incident Response Plan and attendant processes, developed by management, governs our process to respond to, remediate and resolve material cybersecurity incidents, including providing appropriate internal and external communication of such incidents.

At least annually, our Vice President, Information Technology discusses with our Board a report on cybersecurity, including an update regarding our cybersecurity risks, mitigation activities and industry developments. In addition, our internal audit function provides regular updates to our Audit Committee on the results of our cybersecurity audits and related mitigation activities. In 2025, as part of our enterprise risk management update to our Board, our Vice President, Information Technology discussed risks and trends associated with information technology, including cyber-attacks, and current and future planned actions to mitigate such risks.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see "Risk Factors – We are subject to cybersecurity attacks, which could adversely impact our results of operations and financial position" in this annual report on Form 10-K.

Item 2. Properties.

The table below lists the number of principal North American properties as of December 31, 2025.

Business Segment	Manufacturing	Warehouse and Distribution
Plumbing Products	23	9
Decorative Architectural Products	9	14
Totals	32	23

Most of our North American facilities range from single warehouse buildings to complex manufacturing facilities. We own most of our North American manufacturing facilities, none of which is subject to significant encumbrances. A substantial number of our warehouse and distribution facilities are leased.

The table below lists the number of principal properties outside of North America as of December 31, 2025.

Business Segment	Manufacturing	Warehouse and Distribution
Plumbing Products	12	16
Decorative Architectural Products	—	—
Totals	12	16

Most of our international facilities are in Europe and China. We own most of our international manufacturing facilities, none of which is subject to significant encumbrances. A substantial number of our international warehouse and distribution facilities are leased.

We lease our corporate headquarters in Livonia, Michigan, and we own a building in Taylor, Michigan, that is used by our Masco Technical Services (research and development) department. We also lease an office facility in Luxembourg, which serves as a headquarters for most of our foreign operations.

Each of our operating divisions assesses the manufacturing, distribution and other facilities needed to meet its operating requirements. We regularly review our anticipated requirements for facilities and, on the basis of that review, have and may in the future, build, acquire or lease additional facilities, or expand existing facilities.

Item 3. Legal Proceedings.

Information regarding legal proceedings involving us is set forth in Note R to the consolidated financial statements included in Item 8 of this Report and is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The New York Stock Exchange is the principal market on which our common stock is traded, under the ticker symbol MAS. On January 31, 2026, there were approximately 2,200 holders of record of our common stock.

We expect that our practice of paying quarterly dividends on our common stock will continue, although the payment of future dividends is at the discretion of our Board of Directors and will depend upon our earnings, capital requirements, financial condition and other factors. The Board of Directors declared a quarterly dividend of $0.32 per share in the first quarter of 2026 with the intention to increase the annual dividend three percent to $1.28 per share.

Effective October 20, 2022, our Board of Directors authorized the repurchase, for retirement, of up to $2.0 billion of shares of our common stock, exclusive of excise tax, in open-market transactions or otherwise. We repurchased and retired 8.5 million shares of our common stock for the year ended December 31, 2025 for approximately $576 million, inclusive of excise tax of $5 million. This included 0.3 million shares to offset the dilutive impact of restricted stock units granted in 2025. At December 31, 2025, we had $325 million remaining under the 2022 authorization. Effective February 10, 2026, our Board of Directors authorized the repurchase, for retirement, of up to $2.0 billion of shares of our common stock, exclusive of excise tax, in open-market transactions or otherwise, replacing the previous Board of Directors authorization established in 2022.

The following table provides information regarding the repurchase of our common stock for the three-month period ended December 31, 2025.

Period	Total Number Of Shares Purchased	Average Price Paid Per Common Share	Total Number Of Shares Purchased As Part Of Publicly Announced Plans or Programs	Maximum Value Of Shares That May Yet Be Purchased Under The Plans Or Programs
10/1/25 - 10/31/25	736,647	$ 67.88	736,647	$ 492,313,057
11/1/25 - 11/30/25	1,482,705	$ 61.97	1,482,705	$ 400,427,327
12/1/25 - 12/31/25	1,170,694	$ 64.07	1,170,694	$ 325,415,751
Total for the quarter	3,390,046	$ 63.98	3,390,046	$ 325,415,751

Performance Graph

The table below compares the cumulative total shareholder return on our common stock with the cumulative total return of (i) the Standard & Poor's 500 Composite Stock Index ("S&P 500 Index"), (ii) The Standard & Poor's Industrials Index ("S&P Industrials Index") and (iii) the Standard & Poor's Consumer Durables & Apparel Index ("S&P Consumer Durables & Apparel Index"), from December 31, 2020 through December 31, 2025, when the closing price of our common stock was $63.46. The graph assumes investments of $100 on December 31, 2020 in our common stock and in each of the three indices and the reinvestment of dividends.



The table below sets forth the value, as of December 31 for each of the years indicated, of a $100 investment made on December 31, 2020 in each of our common stock, the S&P 500 Index, the S&P Industrials Index and the S&P Consumer Durables & Apparel Index and includes the reinvestment of dividends.

	2021	2022	2023	2024	2025
Masco	$ 127.84	$ 84.96	$ 121.94	$ 132.11	$ 115.53
S&P 500 Index	$ 126.89	$ 102.22	$ 126.99	$ 156.59	$ 182.25
S&P Industrials Index	$ 119.40	$ 110.92	$ 128.71	$ 148.84	$ 175.19
S&P Consumer Durables & Apparel Index	$ 120.94	$ 84.01	$ 98.15	$ 91.28	$ 82.73

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements (and notes related thereto) and other more detailed financial information appearing elsewhere in this Report. Further, you should read the following discussion and analysis of our financial condition and results of operations together with the "Risk Factors" included elsewhere in this Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. See also "Cautionary Statement Concerning Forward-Looking Statements" at the beginning of this Report. Amounts may not add due to rounding.

Overview

We design, manufacture and distribute branded home improvement and building products. These products are sold primarily for repair and remodeling activity and, to a lesser extent, new home construction. We sell our products through home center retailers, online retailers, wholesalers and distributors, mass merchandisers, hardware stores, direct to the consumer, professional contractors and homebuilders.

We continue to pursue our strategy of driving the full potential of our core businesses, leveraging opportunities across our enterprise, and actively managing our portfolio. We remain confident in the fundamentals of our business and long-term strategy. We execute our strategy by investing in our brands, developing innovative products, making capital investments, and focusing on continuous productivity improvement and operational excellence, among other initiatives. We believe that our strong financial position and cash flow generation, together with our investments in our industry-leading branded building products, our continued focus on innovation and customer service and disciplined capital allocation, will allow us to drive long-term growth and create value for our shareholders.

We continue to leverage the Masco Operating System, our methodology to drive growth and productivity, and continuous improvement initiatives across our enterprise to identify additional opportunities to improve our business operations. From time to time, we take actions to drive efficiency in the business focused on the strategic rationalization of our businesses, including business consolidations, plant closures, headcount reductions and other cost savings initiatives. In the fourth quarter of 2025, we began implementing various restructuring actions to further streamline our business, reduce headcount, and optimize operations. In connection with these actions, we incurred charges of approximately $18 million in the fourth quarter of 2025, and we expect to incur approximately $50 million in additional charges in 2026. Additionally, subsequent to December 31, 2025, we announced that we will implement an internal reorganization resulting in the integration of our Liberty Hardware ("Liberty") business, a distributor of cabinet and other hardware and shower doors, into our Delta Faucet business. As a result of the integration, beginning with our Quarterly Report on Form 10-Q for the period ending March 31, 2026, Liberty will be included in our Plumbing Products segment rather than our Decorative Architectural Products segment.

Recent Trends

Due to changing market conditions, we are experiencing, and may continue to experience, lower market demand for our products. We have been experiencing, and may continue to experience, elevated commodity and other input costs, as well as employee-related cost inflation. Additionally, we have been experiencing, and may continue to experience, significantly higher costs to us, principally in our Plumbing Products segment, due to the recently enacted tariffs, particularly those related to China. We seek to mitigate the impact of higher tariffs and other unfavorable impact to our costs over time with pricing, cost savings initiatives, sourcing changes, and other activities. Consumer demand for our products, however, could further diminish if consumer confidence erodes and the price of our products and other consumer goods increases.

Consolidated Results of Operations

We report our financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). However, we believe that certain non-GAAP performance measures and ratios, used in managing the business, may provide users of this financial information with additional meaningful comparisons between current results and results in prior periods. These include the disclosure of net sales, operating profit and operating profit margins adjusted for certain items. Non-GAAP performance measures and ratios should be viewed in addition to, and not as an alternative for, our reported results under GAAP.

We discuss our consolidated results as well as our Business Segment results of operations for the year ended December 31, 2025 versus December 31, 2024. A detailed discussion of our consolidated and Business Segment results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 can be found under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II of our Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 11, 2025.

NET SALES

Below is a summary of our net sales, in millions, for the years ended December 31, 2025 and 2024:

	Year Ended December 31,		
	2025	2024	Change
Net sales, as reported	$ 7,562	$ 7,828	(3)%
Divestitures	—	(178)	
Net sales, excluding divestitures	7,562	7,650	(1)%
Currency translation	(45)	—	
Net sales, excluding divestitures and the effect of currency translation	$ 7,517	$ 7,650	(2)%

Our net sales for 2025 were $7,562 million, which decreased three percent compared to 2024. Excluding divestitures and the effect of currency translation, net sales decreased two percent. Our net sales for 2025 decreased primarily due to lower sales volume across the entire company which decreased sales by four percent, partially offset by higher net selling prices of plumbing products which increased sales by two percent.

RESULTS OF OPERATIONS

Below is a summary of our results of operations, dollars in millions, for the years ended December 31, 2025 and 2024:

	Year Ended December 31,		
	2025	**2024**	**Change**
Net sales	$ 7,562	$ 7,828	(3)%
Cost of sales	(4,883)	(4,997)	(2)%
Gross profit	$ 2,679	$ 2,831	(5)%
Gross margin	*35.4 %*	*36.2 %*	*(80) bps*
Selling, general and administrative expenses	$ (1,426)	$ (1,468)	(3)%
Selling, general and administrative expenses of a percent of net sales	*(18.9)%*	*(18.8)%*	*(10) bps*
Impairment charge for other intangible assets	$ (5)	$ —	100 %
Operating profit, as reported	$ 1,248	$ 1,363	(8)%
Rationalization charges	19	9	111 %
Impairment charge for other intangible assets	5	—	100 %
Operating profit, excluding rationalization charges and impairment charge	$ 1,272	$ 1,372	(7)%
Operating profit margin, as reported	*16.5 %*	*17.4 %*	*(90) bps*
Operating profit margin, excluding rationalization charges and impairment charge	*16.8 %*	*17.5 %*	*(70) bps*

Our gross profit for 2025 was $2,679 million, which decreased five percent, and was negatively impacted by higher commodity and tariff costs, four percent due to lower sales volume, two percent due to the divestiture of our Kichler Lighting ("Kichler") business, as well as an increase in other expenses (including inventory-related reserves). These amounts were partially offset by five percent due to higher net selling prices of plumbing products, as well as cost savings initiatives.

Our selling, general and administrative expenses for 2025 were $1,426 million, which decreased three percent, and were positively impacted by three percent due to the divestiture of Kichler and one percent due to lower employee-related costs, partially offset by one percent due to unfavorable foreign currency translation.

Our operating profit for 2025 was $1,248 million, which decreased eight percent, and was negatively impacted by decreased gross profit and an impairment charge for other intangible assets, partially offset by lower selling, general and administrative expenses.

OTHER INCOME (EXPENSE), NET

Below is a summary of our other income (expense), net, in millions, for the years ended December 31, 2025 and 2024:

	Year Ended December 31,		
	2025	**2024**	**Favorable / (Unfavorable)**
Interest expense	$ (101)	$ (99)	(2)%
Other, net	(12)	(103)	88 %
Other income (expense), net	$ (114)	$ (202)	44 %

Other, net included a loss on the sale of Kichler of $88 million, inclusive of costs to sell, for the year ended December 31, 2024.

INCOME TAXES

Below is a summary of our income tax expense, in millions, and our effective tax rate for the years ended December 31, 2025 and 2024:

	Year Ended December 31,		
	2025	**2024**	**Favorable / (Unfavorable)**
Income tax expense	$ (277)	$ (287)	3 %
Effective tax rate	(24.4)%	(24.7)%	30 bps

Refer to Note P to the consolidated financial statements for additional information.

NET INCOME AND INCOME PER COMMON SHARE - ATTRIBUTABLE TO MASCO CORPORATION

Below is a summary of our net income, in millions, and diluted income per common share for the years ended December 31, 2025 and 2024:

	Year Ended December 31,		
	2025	**2024**	**Favorable / (Unfavorable)**
Net income	$ 810	$ 822	(1)%
Diluted income per common share	$ 3.86	$ 3.76	3 %

Business Segment Results

The following tables set forth our net sales and operating profit information by Business Segment, dollars in millions.

	Year Ended December 31,		Percent Change
	2025	**2024**	**2025 vs. 2024**
Net Sales:			
Plumbing Products	$ 4,992	$ 4,853	3 %
Decorative Architectural Products	2,570	2,975	(14)%
Total	$ 7,562	$ 7,828	(3)%

	Year Ended December 31,		Percent Change
	2025	**2024**	**2025 vs. 2024**
Operating Profit:			
Plumbing Products	$ 895	$ 911	(2)%
Decorative Architectural Products	443	549	(19)%
Total	$ 1,338	$ 1,460	(8)%
General corporate expense, net	(89)	(97)	(8)%
Total operating profit	$ 1,248	$ 1,363	(8)%

BUSINESS SEGMENT RESULTS DISCUSSION

Changes in operating profit in the following Business Segment Results discussion exclude general corporate expense, net, and compares each respective period to the same period of the immediately preceding year.

Plumbing Products

Sales

Net sales in the Plumbing Products segment increased three percent in 2025. In local currencies (including sales in currencies outside their respective functional currencies), net sales increased two percent in 2025. Net sales increased three percent due to higher net selling prices, partially offset by one percent due to lower sales volume.

Operating Results

Operating profit in the Plumbing Products segment in 2025 was negatively impacted by higher commodity and tariff costs, an increase in other expenses (including inventory-related reserves), lower sales volume, unfavorable sales mix, an increase in strategic growth investments, and higher marketing costs, partially offset by higher net selling prices, cost savings initiatives, and the gain on the sale of a building.

Decorative Architectural Products

Sales

Net sales in the Decorative Architectural Products segment decreased 14 percent in 2025, primarily due to lower sales volume which decreased net sales by eight percent and the divestiture of Kichler which decreased net sales by six percent.

Operating Results

Operating profit in the Decorative Architectural Products segment in 2025 was negatively impacted by lower sales volume and higher commodity and tariff costs, partially offset by cost savings initiatives and lower marketing costs.

Liquidity and Capital Resources

Overview of Capital Structure

Historically, we have largely funded our growth through cash provided by our operations, the issuance of notes in the financial markets, bank borrowings and, to a lesser extent, the issuance of our common stock, including issuances for certain mergers and acquisitions. Maintaining high levels of liquidity and focusing on cash generation are among our financial strategies. Our capital allocation strategy includes reinvesting in our business, maintaining an investment grade credit rating, maintaining a relevant dividend and deploying excess free cash flow to share repurchases or acquisitions.

We had cash and cash investments of approximately $647 million and $634 million at December 31, 2025 and 2024, respectively. Our cash and cash investments consist of overnight interest bearing money market demand accounts, time deposit accounts, and money market mutual funds containing government securities and treasury obligations. While we attempt to diversify these investments in a prudent manner to minimize risk, it is possible that future changes in the financial markets could affect the security or availability of these investments. Of the cash and cash investments we held at December 31, 2025 and 2024, $306 million and $321 million, respectively, was held in our foreign subsidiaries. If these funds were needed for our operations in the U.S., their repatriation into the U.S. would not result in significant additional U.S. income tax or foreign withholding tax, as we have recorded such taxes on substantially all undistributed foreign earnings, except for those that are legally restricted.

Our total debt as a percent of total capitalization was 97 percent and 102 percent at December 31, 2025 and 2024, respectively. Refer to Note K to the consolidated financial statements for additional information.

We believe that our present cash balance and cash flows from operations, and borrowing availability under our revolving credit agreement, are sufficient to fund our near-term working capital and other investment needs. We believe that our longer-term working capital and other general corporate requirements will be satisfied through cash flows from operations and, to the extent necessary, from bank borrowings and future financial market activities. However, due to the changing market conditions and its impact on our customers and suppliers, we are unable to fully estimate the extent of the impact that the changing market conditions may have on our future financial condition.

Capital Expenditures

We continue to invest in our manufacturing and distribution operations to increase our productivity, improve customer service and support product innovation. Capital expenditures for 2025 were $156 million, compared with $168 million for 2024. The decrease in capital expenditures in 2025 was primarily due to a capacity expansion investment in our Decorative Architectural Products segment in 2024. For 2026, capital expenditures, excluding any potential future acquisitions, are expected to be approximately $190 million. Depreciation and amortization expense for 2025 totaled $148 million, compared with $150 million for 2024. For 2026, depreciation and amortization expense, excluding any potential future acquisitions, is expected to be approximately $160 million. Amortization expense totaled $23 million in 2025, compared with $32 million in 2024.

Credit Agreement

On April 26, 2022, we entered into a revolving credit agreement (the "2022 Credit Agreement") with an aggregate commitment of $1.0 billion and a maturity date of April 26, 2027.

Under the 2022 Credit Agreement, at our request and subject to certain conditions, we can increase the aggregate commitment up to an additional $500 million with the current lenders or new lenders. See Note K to the consolidated financial statements for additional information.

The 2022 Credit Agreement contains financial covenants requiring us to maintain (A) a net leverage ratio, as adjusted for certain items, not exceeding 4.0 to 1.0, and (B) an interest coverage ratio, as adjusted for certain items, not less than 2.5 to 1.0. We were in compliance with all covenants and no borrowings were outstanding under our 2022 Credit Agreement as of December 31, 2025.

Corporate Development Strategy

We expect to maintain a balanced growth strategy pursuing organic growth by maximizing the full potential of our existing businesses and, as appropriate, complementing our existing business with strategic acquisitions.

In addition, we actively manage our portfolio of companies by divesting those businesses that do not align with our long-term growth strategy. We will continue to review all of our businesses to determine which businesses, if any, may not align with our long-term growth strategy.

Divestitures

In the third quarter of 2024, we sold our Kichler business, a provider of decorative residential and light commercial lighting products, ceiling fans, and LED lighting systems, for consideration of $125 million, net of cash disposed, and subject to final closing adjustments. Post-closing adjustments were finalized in the fourth quarter of 2024.

Share Repurchases

Effective October 20, 2022, our Board of Directors authorized the repurchase, for retirement, of up to $2.0 billion of shares of our common stock, exclusive of excise tax, in open-market transactions or otherwise. We repurchased and retired 8.5 million shares of our common stock in 2025 for approximately $576 million, inclusive of excise tax of $5 million. This included 0.3 million shares to offset the dilutive impact of restricted stock units granted in 2025. At December 31, 2025, we had $325 million remaining under the 2022 authorization. Effective February 10, 2026, our Board of Directors authorized the repurchase, for retirement, of up to $2.0 billion of shares of our common stock, exclusive of excise tax, in open-market transactions or otherwise, replacing the previous Board of Directors authorization established in 2022. Consistent with past practice and as part of our long-term capital allocation strategy, outside of any potential acquisitions, we anticipate using approximately $600 million of cash for share repurchases (including shares which will be purchased to offset any dilution from restricted stock units granted as part of our compensation programs) in 2026. Refer to Note N to the consolidated financial statements for additional information.

During 2024, we repurchased and retired 10.0 million shares of our common stock (including 0.5 million shares to offset the dilutive impact of restricted stock units granted during the year), for approximately $757 million, inclusive of excise tax of $6 million.

Dividend to Holders of our Common Shares

In 2025, we paid a quarterly dividend of $0.31 per common share for an annual dividend of $1.24 per share. Total cash dividends paid was $261 million in 2025.

As part of our capital allocation strategy, the Board of Directors declared a quarterly dividend of $0.32 per share in the first quarter of 2026 with the intention to increase the annual dividend three percent to $1.28 per share.

Other Liquidity and Capital Resource Activities

As part of our ongoing efforts to improve our cash flow and related liquidity, we work with suppliers to optimize our terms and conditions, including extending payment terms. We also facilitate a voluntary supply chain finance program (the "program") to provide certain of our suppliers with the opportunity to sell receivables due from us to participating financial institutions at the sole discretion of both the suppliers and the financial institutions. The amounts confirmed as valid under the program and included in accounts payable were $26 million and $36 million at December 31, 2025 and 2024, respectively. Of the amounts confirmed as valid under the program, the amounts owed to participating financial institutions were $17 million and $23 million at December 31, 2025 and 2024, respectively. All payments made under the program are recorded as a decrease in accounts payable and accrued liabilities, net, in our consolidated statements of cash flows. A downgrade in our credit rating or changes in the financial markets could limit the financial institutions' willingness to commit funds to, and participate in, the program. We do not believe such risk would have a material impact on our working capital or cash flows, as substantially all of our payments are made outside of the program.

We utilize derivative and hedging instruments to manage our exposure to currency fluctuations, primarily related to the European euro, British pound sterling, Chinese renminbi, Mexican peso and the U.S. dollar. We review our hedging program, derivative positions and overall risk management on a regular basis. We currently do not have any derivative instruments for which we have designated hedge accounting.

Cash Flows

Significant sources and (uses) of cash for the years ended December 31, 2025 and 2024 are summarized as follows, in millions:

	2025	2024
Net cash from operating activities	$ 1,022	$ 1,075
Purchase of Company common stock	(571)	(751)
Excise tax paid on the purchase of Company common stock	(6)	(3)
Cash dividends paid	(261)	(254)
Purchase of redeemable noncontrolling interest	—	(15)
Dividends paid to noncontrolling interest	(45)	(37)
Proceeds from the exercise of stock options	6	79
Employee withholding taxes paid on stock-based compensation	(10)	(35)
Payment of debt	(2)	(3)
Capital expenditures	(156)	(168)
Acquisition of business, net of cash acquired	—	(4)
Proceeds from disposition of:		
Business, net of cash disposed	—	126
Property and equipment	14	1
Effect of exchange rate changes on cash and cash investments	25	(9)
Other, net	(3)	(5)
Cash increase (decrease)	$ 14	$ (1)

Our working capital days were as follows:

	At December 31,	
	2025	2024
Receivable days	51	51
Inventory days	83	72
Accounts payable days	70	70
Working capital (receivables plus inventories, less accounts payable) as a percentage of net sales	16.7 %	15.1 %

Operating Activities

Net cash provided by operations was $1,022 million, primarily driven by operating profit and the change in deferred taxes as a result of the cash tax benefit associated with immediate expensing of qualified fixed assets and research and development expenditures from the enactment of the One Big Beautiful Bill Act, partially offset by changes in working capital.

Financing Activities

Net cash used for financing activities was $888 million, primarily due to $571 million for the repurchase and retirement of our common stock, $261 million for the payment of cash dividends, and $45 million for dividends paid to noncontrolling interest.

Investing Activities

Net cash used for investing activities was $144 million, primarily driven by $156 million of capital expenditures.

Commitments and Contingencies

Litigation

Information regarding our legal proceedings is set forth in Note R to the consolidated financial statements, which is incorporated herein by reference.

Other Commitments

We enter into contracts, which include reasonable and customary indemnifications that are standard for the industries in which we operate. Such indemnifications include claims made against builders by homeowners for issues relating to our products and workmanship. In conjunction with divestitures and other transactions, we occasionally provide reasonable and customary indemnifications. We have not paid a material amount related to these indemnifications, and we evaluate the probability that amounts may be incurred and record an estimated liability when probable and reasonably estimable.

Contractual Obligations

The following table provides payment obligations related to current contracts at December 31, 2025, in millions:

| | Payments Due by Period | | | | | |
	2026	2027-2028	2029-2030	Beyond 2030	Other	Total
Debt **(A)**	$ 2	$ 904	$ 539	$ 1,503	$ —	$ 2,949
Interest **(A)**	98	178	135	521	—	932
Operating leases	60	90	62	124	—	336
Currently payable income taxes	17	—	—	—	—	17
Purchase commitments **(B)**	369	125	79	85	—	658
Uncertain tax positions, including interest and penalties **(C)**	—	—	—	—	84	84
Total	$ 545	$ 1,298	$ 815	$ 2,233	$ 84	$ 4,975

(A) We assume that all debt would be held to maturity. Amounts include finance lease obligations.

(B) Includes purchase commitments for vendor contracts and contracts for the purchase of renewable energy certificates and transferable tax credits. Excludes contracts that do not require volume commitments and open or pending purchase orders.

(C) Due to the high degree of uncertainty regarding the timing of future cash outflows associated with uncertain tax positions, we are unable to make a reasonable estimate for the year in which cash settlements may occur with applicable tax authorities.

Refer to Note M to the consolidated financial statements for defined-benefit pension plan obligations.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make certain estimates and assumptions that affect or could have affected the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We regularly review our estimates and assumptions, which are based upon historical experience, as well as current economic conditions and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities and related disclosures, and future revenues and expenses, that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions.

Note A to the consolidated financial statements includes our accounting policies, estimates and methods used in the preparation of our consolidated financial statements.

We believe that the following critical accounting policies are affected by significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue as control of our products is transferred to our customers, which is generally at the time of shipment or upon delivery based on the contractual terms with our customers. We provide customer programs and incentive offerings, including special pricing and co-operative advertising arrangements, promotions and other volume-based incentives. These customer programs and incentives are considered variable consideration. We include in revenue variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the variable consideration is resolved. This determination is made based upon known customer program and incentive offerings at the time of sale, and expected sales volume forecasts as it relates to our volume-based incentives. This determination is updated each reporting period.

Goodwill and Other Intangible Assets

We record the excess of purchase price over the fair value of net tangible assets of acquired companies as goodwill or other identifiable intangible assets. In the fourth quarter of each year, or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, we complete the impairment testing of goodwill utilizing a discounted cash flow method. We selected the discounted cash flow methodology because we believe that it is comparable to what would be used by market participants. We have defined our reporting units and completed the impairment testing of goodwill at the operating segment level.

Determining market values using a discounted cash flow method requires us to make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. Our judgments are based upon historical experience, current market trends, consultations with external valuation specialists and other information. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, different estimates and assumptions could result in different outcomes. In estimating future cash flows, we rely on internally generated five-year forecasts for sales and operating profits, and, currently, a two percent long-term assumed annual growth rate of cash flows for periods after the five-year forecast. We generally develop these forecasts based upon, among other things, recent sales data for existing products, planned timing of new product launches, estimated repair and remodel activity and, to a lesser extent, estimated housing starts. Our assumptions included U.S. and Eurozone Gross Domestic Product growing at approximately 1.5 percent and 1.2 percent, respectively, in 2026, and 1.8 percent and 1.2 percent, respectively, per annum over the remainder of the five-year forecast.

We utilize our weighted average cost of capital of approximately 7.75 percent as the basis to determine the discount rate to apply to the estimated future cash flows. In 2025, based upon our assessment of the risks impacting each of our businesses, we applied a risk premium to increase the discount rate to a range of 9.75 percent to 11.75 percent for our reporting units.

If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized to the extent that a reporting unit's recorded carrying value exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

In the fourth quarter of 2025, we estimated that future discounted cash flows projected for all of our reporting units were greater than the carrying values. Accordingly, we did not recognize any impairment charges for goodwill. A 10 percent decrease in the estimated fair value of our reporting units would not have resulted in any goodwill impairment.

We review our other indefinite-lived intangible assets for impairment annually in the fourth quarter, or as events occur or circumstances change that indicate the assets may be impaired without regard to the business unit. Potential impairment is identified by comparing the fair value of an other indefinite-lived intangible asset to its carrying value. We utilize a relief-from-royalty model to estimate the fair value of other indefinite-lived intangible assets. We consider the implications of both external (e.g., market growth, competition and local economic conditions) and internal (e.g., product sales and expected product growth) factors and their potential impact on cash flows related to the intangible asset in both the near- and long-term. We also consider the profitability of the business, among other factors, to determine the royalty rate for use in the impairment assessment.

We utilize our weighted average cost of capital of approximately 7.75 percent as the basis to determine the discount rate to apply to the estimated future cash flows. In 2025, based upon our assessment of the risks impacting each of our businesses and the nature of the other indefinite-lived intangible assets (i.e., trade name), we applied a risk premium to increase the discount rate to a range of 10.75 percent to 12.00 percent for our other indefinite-lived intangible assets.

If the carrying amount of an other indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized to the extent that an other indefinite-lived intangible asset's recorded carrying value exceeds its fair value, not to exceed the carrying amount of the other indefinite-lived intangible asset.

In the fourth quarter of 2025, we recognized a $5 million non-cash impairment charge related to a registered trademark within our Decorative Architectural Products segment due to the loss of a customer in our paint applicator business. As of December 31, 2025, the impaired other indefinite-lived intangible asset had a remaining net carrying value of $2 million. A 10 percent decrease in the estimated fair value of our other indefinite-lived intangible assets would not have resulted in an additional impairment, except for the previously mentioned registered trademark.

Refer to Note H for additional information.

Income Taxes

We record deferred taxes on the future tax consequences of differences between the financial statement carrying value of our assets and liabilities and their respective tax basis. The realization of deferred tax assets depends on sufficient sources of taxable income in future periods. Possible sources of taxable income include taxable income in carryback periods, the future reversal of existing taxable temporary differences recorded as a deferred tax liability, tax-planning strategies that generate future income or gains and projected future taxable income.

If, based upon all available evidence, both positive and negative, it is more likely than not such deferred tax assets will not be realized, a valuation allowance is recorded. Significant weight is given to evidence that is objectively verifiable such as cumulative losses in recent years, however, some evidence may be based on estimates and assumptions regarding potential sources of future taxable income. Changes in these estimates and assumptions may result in a change in judgment regarding the realizability of deferred tax assets.

Refer to Note P for additional information.

Recently Adopted and Issued Accounting Pronouncements

Refer to Note A to the consolidated financial statements for discussion of recently adopted and issued accounting pronouncements, which is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

We have considered the provisions of accounting guidance regarding disclosure of accounting policies for derivative financial instruments and disclosure of quantitative and qualitative information about market risk inherent in derivative financial instruments and other financial instruments.

We are exposed to the impact of changes in foreign currency exchange rates, market price fluctuations related to our financial investments, and changes in interest rates. We have insignificant involvement with derivative financial instruments and use such instruments to the extent necessary to manage exposure to foreign currency fluctuations.

At December 31, 2025, we performed sensitivity analyses to assess the potential loss in the fair values of market risk sensitive instruments resulting from a hypothetical change of 10 percent in foreign currency exchange rates, a 10 percent decline in the market value of our long-term investments, or a 100 basis point change in interest rates. Based upon the analyses performed, such changes would not be expected to materially affect our consolidated financial position, results of operations or cash flows.

Item 8. Financial Statements and Supplementary Data.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control – Integrated Framework* (2013). Based on this assessment, we have determined that our internal control over financial reporting was effective as of December 31, 2025.

PricewaterhouseCoopers LLP (PCAOB ID 238), an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in their report, which is presented herein. Their report expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2025 and expressed an unqualified opinion on our 2025 consolidated financial statements. This report is included herein under the heading "Report of Independent Registered Public Accounting Firm."

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Masco Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Masco Corporation and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income (loss), of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Plumbing Products

As described in Notes A and D to the consolidated financial statements, the Company's plumbing products revenue was $4,992 million for the year ended December 31, 2025. The Company recognizes revenue as control of its products is transferred to its customers, which is generally at the time of shipment or upon delivery based on the contractual terms with its customers. The Company provides customer programs and incentive offerings, which are considered variable consideration. The Company includes in revenue variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the variable consideration is resolved. This determination is made based upon known customer program and incentive offerings at the time of sale and expected sales volume forecasts as it relates to the volume-based incentives.

The principal considerations for our determination that performing procedures relating to revenue recognition for plumbing products is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of plumbing products revenue as control is transferred to the customer. These procedures also included, among others (i) evaluating certain revenue transactions by either (a) testing a sample of revenue transactions by obtaining and inspecting source documents, such as purchase orders, invoices, proof of shipment, and cash receipts or (b) testing the issuance and settlement of invoices and credit memos, tracing transactions not settled to a detailed listing of accounts receivable, and testing the completeness and accuracy of data provided by management; (ii) testing a sample of customer program and incentive transactions by obtaining and inspecting source documents, such as support for the nature of the customer program or incentive, amount, and agreement with the customer; and (iii) confirming, on a sample basis, outstanding customer invoice balances as of December 31, 2025 and, for confirmations not returned, obtaining and inspecting source documents, such as invoices, proof of shipment, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP
Detroit, Michigan
February 10, 2026

We have served as the Company's auditor since 1959.

Financial Statements and Supplementary Data

MASCO CORPORATION and Consolidated Subsidiaries

CONSOLIDATED BALANCE SHEETS

December 31, 2025 and 2024
(In Millions, Except Share Data)

	2025	2024
ASSETS		
Current assets:		
Cash and cash investments	$ 647	$ 634
Receivables	1,028	1,035
Inventories	1,046	938
Prepaid expenses and other	119	123
Total current assets	2,840	2,730
Property and equipment, net	1,195	1,116
Goodwill	623	597
Other intangible assets, net	205	220
Operating lease right-of-use assets	233	231
Other assets	105	123
Total assets	$ 5,201	$ 5,016
LIABILITIES		
Current liabilities:		
Accounts payable	$ 810	$ 789
Notes payable	2	3
Accrued liabilities	761	767
Total current liabilities	1,573	1,560
Long-term debt	2,945	2,945
Noncurrent operating lease liabilities	221	223
Other liabilities	387	342
Total liabilities	$ 5,125	$ 5,069
Commitments and contingencies (Note R)		
EQUITY		
Masco Corporation's shareholders' equity:		
Common shares, par value $1 per share Authorized shares: 1,400,000,000; Issued and outstanding: 2025 – 204,300,000; 2024 – 212,500,000	204	212
Preferred shares authorized: 1,000,000; Issued and outstanding: 2025 and 2024 – None	—	—
Paid-in capital	—	—
Retained deficit	(688)	(693)
Accumulated other comprehensive income	298	201
Total Masco Corporation's shareholders' deficit	(185)	(279)
Noncontrolling interest	261	227
Total equity	76	(53)
Total liabilities and equity	$ 5,201	$ 5,016

See notes to consolidated financial statements.
Amounts may not add due to rounding.

MASCO CORPORATION and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2025, 2024 and 2023
(In Millions, Except Per Common Share Data)

	2025	2024	2023
Net sales	$ 7,562	$ 7,828	$ 7,967
Cost of sales	4,883	4,997	5,131
Gross profit	2,679	2,831	2,836
Selling, general and administrative expenses	1,426	1,468	1,473
Impairment charges for other intangible assets	5	—	15
Operating profit	1,248	1,363	1,348
Other income (expense), net:			
Interest expense	(101)	(99)	(106)
Other, net	(12)	(103)	(4)
	(114)	(202)	(110)
Income before income taxes	1,135	1,161	1,238
Income tax expense	277	287	278
Net income	858	874	960
Less: Net income attributable to noncontrolling interest	48	52	52
Net income attributable to Masco Corporation	$ 810	$ 822	$ 908
Income per common share attributable to Masco Corporation:			
Basic:			
Net income	$ 3.87	$ 3.77	$ 4.03
Diluted:			
Net income	$ 3.86	$ 3.76	$ 4.02

See notes to consolidated financial statements.
Amounts may not add due to rounding.

MASCO CORPORATION and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2025, 2024 and 2023
(In Millions)

	2025	2024	2023
Net income	$ 858	$ 874	$ 960
Less: Net income attributable to noncontrolling interest	48	52	52
Net income attributable to Masco Corporation	$ 810	$ 822	$ 908
Other comprehensive income (loss), net of tax			
Currency translation adjustment	$ 122	$ (68)	$ 35
Pension and other post-retirement benefits	4	8	(8)
Other comprehensive income (loss), net of tax	126	(60)	27
Less: Other comprehensive income (loss) attributable to noncontrolling interest:			
Currency translation adjustment	$ 27	$ (14)	$ 5
Pension and other post-retirement benefits	2	2	(2)
	29	(12)	3
Other comprehensive income (loss) attributable to Masco Corporation	$ 97	$ (48)	$ 24
Total comprehensive income	$ 984	$ 814	$ 987
Less: Total comprehensive income attributable to noncontrolling interest	76	40	55
Total comprehensive income attributable to Masco Corporation	$ 908	$ 774	$ 932

See notes to consolidated financial statements.
Amounts may not add due to rounding.

MASCO CORPORATION and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2025, 2024 and 2023
(In Millions)

	2025	2024	2023
CASH FLOWS FROM (FOR) OPERATING ACTIVITIES:			
Net income	$ 858	$ 874	$ 960
Depreciation and amortization	148	150	149
Deferred income taxes	64	28	(32)
Employee withholding taxes paid on stock-based compensation	10	35	29
Loss on disposition of business, net	—	80	—
(Gain) loss on disposition of property and equipment	(5)	3	6
Pension and other post-retirement benefits	(8)	(7)	(6)
Impairment charges for other intangible assets	5	—	15
Stock-based compensation	30	39	31
Decrease (increase) in receivables	19	(39)	42
(Increase) decrease in inventories	(81)	4	233
Decrease in accounts payable and accrued liabilities, net	(14)	(95)	(34)
Other, net	(4)	3	21
Net cash from operating activities	1,022	1,075	1,413
CASH FLOWS FROM (FOR) FINANCING ACTIVITIES:			
Purchase of Company common stock	(571)	(751)	(353)
Excise tax paid on the purchase of Company common stock	(6)	(3)	—
Cash dividends paid	(261)	(254)	(257)
Purchase of redeemable noncontrolling interest	—	(15)	—
Dividends paid to noncontrolling interest	(45)	(37)	(49)
Proceeds from short-term borrowings	—	—	77
Payment of short-term borrowings	—	—	(77)
Payment of term loan	—	—	(200)
Proceeds from the exercise of stock options	6	79	38
Employee withholding taxes paid on stock-based compensation	(10)	(35)	(29)
Payment of debt	(2)	(3)	(5)
Net cash for financing activities	(888)	(1,017)	(854)
CASH FLOWS FROM (FOR) INVESTING ACTIVITIES:			
Capital expenditures	(156)	(168)	(243)
Acquisition of businesses, net of cash acquired	—	(4)	(136)
Proceeds from disposition of:			
Business, net of cash disposed	—	126	—
Property and equipment	14	1	3
Other, net	(3)	(5)	(7)
Net cash for investing activities	(144)	(50)	(383)
Effect of exchange rate changes on cash and cash investments	25	(9)	6
CASH AND CASH INVESTMENTS:			
Increase (decrease) for the year	14	(1)	182
At January 1	634	634	452
At December 31	$ 647	$ 634	$ 634

See notes to consolidated financial statements.
Amounts may not add due to rounding.

MASCO CORPORATION and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2025, 2024 and 2023
(In Millions, Except Per Common Share Data)

	Total	Common Shares ($1 par value)	Paid-In Capital	Retained (Deficit) Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest
Balance, January 1, 2023	$ (262)	$ 225	$ 16	$ (947)	$ 226	$ 218
Total comprehensive income	987	—	—	908	24	55
Shares issued	27	2	25	—	—	—
Shares retired:						
Repurchased	(356)	(6)	(67)	(282)	—	—
Surrendered (non-cash)	(17)	—	—	(17)	—	—
Cash dividends declared	(257)	—	—	(257)	—	—
Dividends declared to noncontrolling interest	(49)	—	—	—	—	(49)
Stock-based compensation	26	—	26	—	—	—
Balance, December 31, 2023	$ 98	$ 221	$ —	$ (596)	$ 249	$ 224
Total comprehensive income (loss)	814	—	—	822	(48)	40
Shares issued	58	2	56	—	—	—
Shares retired:						
Repurchased	(757)	(10)	(95)	(652)	—	—
Surrendered (non-cash)	(14)	—	—	(13)	—	—
Cash dividends declared	(253)	—	—	(253)	—	—
Dividends declared to noncontrolling interest	(37)	—	—	—	—	(37)
Redemption of redeemable noncontrolling interest	4	—	4	—	—	—
Stock-based compensation	35	—	35	—	—	—
Balance, December 31, 2024	$ (53)	$ 212	$ —	$ (693)	$ 201	$ 227
Total comprehensive income	984	—	—	810	97	76
Shares issued	5	—	4	—	—	—
Shares retired:						
Repurchased	(576)	(9)	(32)	(536)	—	—
Surrendered (non-cash)	(8)	—	—	(8)	—	—
Cash dividends declared	(260)	—	—	(260)	—	—
Dividends declared to noncontrolling interest	(42)	—	—	—	—	(42)
Stock-based compensation	27	—	27	—	—	—
Balance, December 31, 2025	$ 76	$ 204	$ —	$ (688)	$ 298	$ 261

See notes to consolidated financial statements.
Amounts may not add due to rounding.

MASCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. ACCOUNTING POLICIES

Basis of Presentation. The accompanying consolidated financial statements and footnotes have been prepared in accordance with accounting principles generally accepted ("GAAP") in the United States of America. Within the financial statements and tables presented, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes.

Principles of Consolidation. The consolidated financial statements include the accounts of Masco Corporation and all majority-owned subsidiaries. All significant intercompany transactions have been eliminated. We consolidate the assets, liabilities and results of operations of variable interest entities for which we are the primary beneficiary.

Use of Estimates and Assumptions in the Preparation of Financial Statements. The preparation of financial statements in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates and assumptions.

Revenue Recognition. We recognize revenue as control of our products is transferred to our customers, which is generally at the time of shipment or upon delivery based on the contractual terms with our customers. Our customers' payment terms generally range from 30 to 65 days.

We provide customer programs and incentive offerings, including special pricing and co-operative advertising arrangements, promotions and other volume-based incentives. These customer programs and incentives are considered variable consideration. We include in revenue variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the variable consideration is resolved. This determination is made based upon known customer program and incentive offerings at the time of sale and expected sales volume forecasts as it relates to our volume-based incentives. This determination is updated each reporting period.

Certain product sales include a right of return. We estimate future product returns at the time of sale based on historical experience and record a corresponding refund liability. We additionally record an asset, based on historical experience, for the amount of product we expect to return to inventory as a result of the return, which is recorded in prepaid expenses and other in the consolidated balance sheets.

We consider shipping and handling activities performed by us as activities to fulfill the sales of our products. Amounts billed for shipping and handling are included in net sales, while costs incurred for shipping and handling are included in cost of sales. We capitalize incremental costs of obtaining a contract and expense the costs on a straight-line basis over the contractual period if the cost is recoverable, the cost would not have been incurred without the contract and the term of the contract is greater than one year; otherwise, we expense the amounts as incurred. We do not adjust the promised amount of consideration for the effects of a financing component if the period between when we transfer our products or services and when our customers pay for our products or services is expected to be one year or less.

Customer Displays. In-store displays that are owned by us and used to market our products are included in other assets in the consolidated balance sheets and are amortized using the straight-line method over the expected useful life of three to five years; related amortization expense is classified as a selling expense in the consolidated statements of operations.

Foreign Currency. The financial statements of our foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet dates. Revenues and expenses are translated at average exchange rates in effect during the year. The resulting cumulative translation adjustments have been recorded in accumulated other comprehensive income in the consolidated balance sheets. Realized foreign currency transaction gains and losses are included in other income (expense), net in the consolidated statements of operations.

Cash and Cash Investments. We consider all highly liquid investments with an initial maturity of three months or less to be cash and cash investments.

A. ACCOUNTING POLICIES (Continued)

Receivables.   We do business with home center retailers, wholesalers and a number of other customers. We monitor our exposure for credit losses on customer receivable balances and other financial investments measured at amortized cost and the credit worthiness of customers on an on-going basis, including requiring the completion of credit applications and performing periodic reviews of our open accounts receivable. We record allowances for credit losses for estimated losses resulting from the inability of our customers to fulfill their required payment obligation to us. Allowances are estimated based upon specific customer balances where a risk of loss has been identified, and also include a provision for losses based upon historical collection experience and write-off activity as well as reasonable and supportable forecast information that considers macro-economic factors and industry-specific trends associated with our businesses, among other factors. A separate allowance is recorded for customer incentive rebates and is generally based upon sales activity. Receivables are presented net of certain allowances (including allowances for credit losses) of $53 million and $51 million at December 31, 2025 and 2024, respectively. Our receivables balances are generally due in less than one year.

Property and Equipment.   Property and equipment, including significant improvements to existing facilities, are recorded at cost. Upon retirement or disposal, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the consolidated statements of operations. Maintenance and repair costs are charged against earnings as incurred.

At the asset group level, we review our property and equipment as events occur or circumstances change that would more likely than not reduce the fair value of the property and equipment below its carrying amount. If the carrying amount of property and equipment is not recoverable from its undiscounted cash flows, then we would recognize an impairment loss for the difference between the carrying amount and the current fair value. Further, we evaluate the remaining useful lives of property and equipment at each reporting period to determine whether events and circumstances warrant a revision to the remaining depreciation periods.

Depreciation.   Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of depreciable assets are as follows: buildings and land improvements, 20 to 40 years, computer hardware and software, three to six years, and machinery and equipment, three to 25 years. Depreciation expense was $126 million in 2025, $118 million in 2024 and $115 million in 2023.

Leases.   We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets ("ROU assets"), accrued liabilities and noncurrent operating lease liabilities on our consolidated balance sheets. Finance lease ROU assets are included in property and equipment, net, notes payable, and long-term debt on our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the duration of the lease term while lease liabilities represent our obligation to make lease payments in exchange for the right to use an underlying asset. ROU assets and lease liabilities are measured based on the present value of fixed lease payments over the lease term at the commencement date. The ROU asset also includes any lease payments made prior to the commencement date and initial direct costs incurred, and is reduced by any lease incentives received. We review our ROU assets at the asset group level as events occur or circumstances change that would indicate the carrying amount of the ROU assets are not recoverable and exceed their fair values. If the carrying amount of the ROU asset is not recoverable from its undiscounted cash flows, then we would recognize an impairment loss for the difference between the carrying amount and the current fair value.

As most of our leases do not provide an implicit discount rate, we generally use our incremental borrowing rate on the commencement date of the lease as the discount rate in determining the present value of future lease payments. We determine the incremental borrowing rate for each lease by using the current yields of our uncollateralized, publicly traded debts with maturity periods similar to the respective lease term or a comparable market alternative, adjusted to a collateralized basis based on third-party data. Our lease terms may include options to extend or terminate the lease when there are relevant economic incentives present that make it reasonably certain that we will exercise that option. We account for any non-lease components separately from lease components.

A. ACCOUNTING POLICIES (Continued)

For operating leases, lease expense for future fixed lease payments is recognized on a straight-line basis over the lease term. For finance leases, lease expense for future fixed lease payments is recognized using the effective interest rate method over the lease term. Variable lease payments are recognized as lease expense in the period incurred. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets; we recognize lease expense for these leases on a straight-line basis over the lease term.

Goodwill and Other Intangible Assets. We perform our annual impairment testing of goodwill in the fourth quarter of each year, or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have defined our reporting units and completed the impairment testing of goodwill at the operating segment level. Our operating segments are reporting units that engage in business activities, for which discrete financial information, including five-year forecasts, is available. We compare the fair value of the reporting units to the carrying value of the reporting units for goodwill impairment testing. Fair value is determined using a discounted cash flow method, which includes significant unobservable inputs (Level 3 inputs), and requires us to make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. Our judgments are based upon historical experience, current market trends, consultations with external valuation specialists and other information. In estimating future cash flows, we rely on internally generated five-year forecasts for sales and operating profits, and, currently, a two percent long-term assumed annual growth rate of cash flows for periods after the five-year forecast. For 2025, we utilized a weighted average cost of capital of approximately 7.75 percent as the basis to determine the discount rate to apply to the estimated future cash flows. Based upon our assessment of the risks impacting each of our businesses, we applied a risk premium to increase the discount rate to a range of 9.75 percent to 11.75 percent for our reporting units. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized to the extent that a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

We review our other indefinite-lived intangible assets for impairment annually in the fourth quarter, or as events occur or circumstances change that indicate the assets may be impaired without regard to the business unit. Potential impairment is identified by comparing the fair value of an other indefinite-lived intangible asset to its carrying value. We utilize a relief-from-royalty model to estimate the fair value of other indefinite-lived intangible assets. We consider the implications of both external (e.g., market growth, competition and local economic conditions) and internal (e.g., product sales and expected product growth) factors and their potential impact on cash flows related to the intangible asset in both the near- and long-term. We also consider the profitability of the business, among other factors, to determine the royalty rate for use in the impairment assessment. We utilize our weighted average cost of capital of approximately 7.75 percent as the basis to determine the discount rate to apply to the estimated future cash flows. In 2025, based upon our assessment of the risks impacting each of our businesses and the nature of the other indefinite-lived intangible asset (i.e., trade name), we applied a risk premium to increase the discount rate to a range of 10.75 percent to 12.00 percent for our other indefinite-lived intangible assets.

While we believe that the estimates and assumptions underlying the valuation methodologies are reasonable, different estimates and assumptions could result in different outcomes.

Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. We review our intangible assets with finite useful lives at the asset group level as events occur or circumstances change that would more likely than not reduce the fair value of the amortizable intangible assets below its carrying amount. If the carrying amount of the amortizable intangible asset is not recoverable from the undiscounted cash flows, then we would recognize an impairment loss for the difference between the carrying amount and the current fair value. We evaluate the remaining useful lives of amortizable intangible assets at each reporting period to determine whether events or circumstances warrant a revision to the remaining periods of amortization.

Refer to Note H for additional information regarding goodwill and other intangible assets.

A. ACCOUNTING POLICIES (Continued)

Acquisitions.   We allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. In addition, any contingent consideration is fair valued as of the date of the acquisition and is recorded as part of the purchase price. This estimate is updated in future periods and any changes in the estimate, which are not considered an adjustment to the purchase price, are recorded in our consolidated statements of operations.

We use all available information to estimate fair values. We typically engage external valuation specialists to assist in the fair value determination of identifiable intangible assets and any other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information regarding assets acquired and liabilities assumed based on facts and circumstances that existed as of the acquisition date.

Our purchase price allocation methodology contains uncertainties because it requires us to make assumptions and to apply judgment to estimate the fair value of acquired assets and assumed liabilities. We estimate the fair value of assets and liabilities based upon the carrying value of the acquired assets and assumed liabilities and widely accepted valuation techniques, including discounted cash flows. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

Other estimates used in determining fair value include, but are not limited to, future cash flows or income related to intangibles, market rate assumptions and appropriate discount rates. Our estimates of fair value are based upon assumptions believed to be reasonable, but that are inherently uncertain, and therefore, may not be realized. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the valuations will be realized, and actual results could vary materially.

Refer to Note B for additional information regarding acquisitions.

Fair Value Measurements.   For our qualified defined-benefit pension plans, we have adopted accounting guidance that defines fair value, establishes a framework for measuring fair value and prescribes disclosures about fair value measurements.

We use derivative financial instruments to manage certain exposure to fluctuations in earnings and cash flows resulting from changes in foreign currency exchange rates, and occasionally from interest rate exposures. Derivative financial instruments are recorded in the consolidated balance sheets as either an asset or liability measured at fair value, netted by counterparty, where the right of offset exists. The gain or loss is recognized in determining current earnings during the period of the change in fair value. We currently do not have any derivative instruments for which we have designated hedge accounting.

Warranty.   We offer limited warranties on certain products with warranty periods that can last up to the lifetime of the product to the original purchaser. At the time of sale, we accrue a warranty liability for the estimated future cost to provide products, parts or services to repair or replace products, or refunds to satisfy our warranty obligations. Our estimate of future costs to service our warranty obligations is based upon the information available and includes a number of factors, such as the warranty coverage, the warranty period, historical experience specific to the nature, frequency and average cost to service the claim, along with industry and demographic trends.

Certain factors and related assumptions in determining our warranty liability involve judgments and estimates and are sensitive to changes in the factors described above. We believe that the warranty accrual is appropriate; however, actual claims incurred could differ from our original estimates which would require us to adjust our previously established accruals. Refer to Note R for additional information on our warranty accrual.

A significant portion of our business is at the consumer retail level through home center retailers and other major retailers. A consumer may return a product to a retailer that is a warranty return. However, certain retailers do not distinguish between warranty and other types of returns when they claim a return deduction from us. Our revenue recognition policy takes into account this type of return when recognizing revenue, and an estimate of these amounts is recorded as a deduction to net sales at the time of sale.

A. ACCOUNTING POLICIES (Continued)

Insurance Reserves.   We provide for expenses associated with workers' compensation and product liability obligations when such amounts are probable and can be reasonably estimated. The accruals are adjusted as new information develops or circumstances change that would affect the estimated liability. Any obligations expected to be settled within 12 months are recorded in accrued liabilities; all other obligations are recorded in other liabilities.

Litigation.   We are involved in claims and litigation, including class actions, mass torts and regulatory proceedings, which arise in the ordinary course of our business. Liabilities and costs associated with these matters require estimates and judgments based upon our professional knowledge and experience and that of our legal counsel. When a liability is probable of being incurred and our exposure in these matters is reasonably estimable, amounts are recorded as charges to earnings. The ultimate resolution of these exposures may differ due to subsequent developments.

Stock-Based Compensation.   We may issue stock-based incentives in various forms to our employees and non-employee Directors, including restricted stock units ("RSUs"), performance restricted stock units ("PRSUs"), stock options, long-term stock awards, phantom stock awards, and stock appreciation rights ("SARs").

We measure compensation expense for RSUs and long-term stock awards at the market price of our common stock at the grant date. We measure compensation expense for PRSUs at the expected payout of the awards. We measure compensation expense for stock options using a Black-Scholes option pricing model. We recognize forfeitures related to RSUs, PRSUs, stock options and long-term stock awards as they occur.

We initially measure compensation expense for phantom stock awards at the market price of our common stock at the grant date. Phantom stock awards are linked to the value of our common stock on the date of grant and are settled in cash upon vesting. We account for phantom stock awards as liability-based awards; the liability is remeasured and adjusted at the end of each reporting period until the awards are fully-vested and paid to the employees. We measure compensation expense for SARs using a Black-Scholes option pricing model; such expense is recognized ratably over the vesting period. SARs are linked to the value of our common stock on the date of grant and are settled in cash upon exercise. We account for SARs using the fair value method, which requires outstanding SARs to be classified as liability-based awards. The liability is remeasured and adjusted at the end of each reporting period until the SARs are exercised and payment is made to the employees or the SARs expire.

Under our 2024 Long Term Stock Incentive Plan, retirement-eligibility is defined as age 65 or age 55 with at least 10 years of continuous service for RSUs, stock options, phantom stock awards and SARs. Compensation expense for equity awards is recognized ratably over the shorter of the vesting period, typically three years, or the length of time until the grantee becomes retirement eligible. Expense for PRSUs is recognized ratably over the three-year vesting period of the units.

Refer to Note L for additional information on stock-based compensation.

Noncontrolling Interest.   We owned 68 percent of Hansgrohe SE at both December 31, 2025 and 2024. The aggregate noncontrolling interest, net of dividends, at December 31, 2025 and 2024 has been recorded as a component of equity on our consolidated balance sheets.

Discontinued Operations.   We report financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs only when the disposal of a component or a group of components represents a strategic shift that will have a major effect on our operations and financial results. In our consolidated statements of cash flows, the cash flow from discontinued operations are not separately classified.

Income Taxes.   We record deferred taxes on the future tax consequences of differences between the financial statement carrying value of our assets and liabilities and their respective tax basis. The realization of deferred tax assets depends on sufficient sources of taxable income in future periods. If, based upon all available evidence, both positive and negative, it is more likely than not our deferred tax assets will not be realized, a valuation allowance is recorded.

A. ACCOUNTING POLICIES (Concluded)

We only recognize the tax benefits from income tax positions that have a greater than 50 percent likelihood of being sustained upon examination by the taxing authorities. A liability is recorded for uncertain tax positions where it is more likely than not the position may not be sustained based on its technical merits. We record interest and penalties on our uncertain tax positions in income tax expense.

We record the tax effects of Net Controlled Foreign Corporation Tested Income related to our foreign operations, if applicable, as a component of income tax expense in the period the tax arises.

We allocate our provision for income taxes between continuing operations and other categories of earnings. Adjustments to deferred taxes originally recorded to other comprehensive income (loss) may reverse in a different category of earnings, such as continuing operations, resulting in a disproportionate tax effect within accumulated other comprehensive income. Generally, a disproportionate tax effect will be eliminated and recognized in income tax expense when the circumstances upon which it is premised cease to exist.

We include payments for the purchase of transferable tax credits in our income tax expense and in our income taxes paid disclosure in the jurisdiction in which the credits are claimed.

Recently Adopted Accounting Pronouncements. In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which requires additional income tax disclosures, particularly regarding the effective tax rate reconciliation and income taxes paid. We adopted this standard for annual periods beginning January 1, 2025. The adoption of this guidance modified our annual disclosures, but did not have an impact on our financial position and results of operations.

Recently Issued Accounting Pronouncements. In December 2025, the FASB issued ASU 2025-10, "Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities," which establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. ASU 2025-10 is effective on a modified prospective, modified retrospective, or retrospective basis for interim and annual reporting periods beginning January 1, 2029. Early adoption is permitted. We are currently reviewing the provisions of this standard and the impact, if any, the adoption of this guidance will have on our financial position and results of operations.

In September 2025, the FASB issued ASU 2025-06, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software," which requires that an entity capitalize internal-use software development costs once management has authorized and committed to funding the software project and it is probable that the project will be completed and the software will be used to perform the function intended. ASU 2025-06 is effective on a prospective, modified transition, or retrospective basis for interim and annual reporting periods beginning January 1, 2028. Early adoption is permitted. We are currently reviewing the provisions of this standard and the impact, if any, the adoption of this guidance will have on our financial position and results of operations.

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets," which provides a practical expedient that allows entities to assume the current conditions as of the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses for current accounts receivable and current contract assets. ASU 2025-05 is effective on a prospective basis for interim and annual reporting periods beginning January 1, 2026. The adoption of this guidance is not expected to materially impact our financial position and results of operations.

In November 2024, the FASB issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses," which requires additional disclosure of the nature of expenses included in the income statement. ASU 2024-03 is effective on a prospective or retrospective basis for annual periods beginning January 1, 2027, and interim periods within those annual periods beginning January 1, 2028. Early adoption is permitted. The adoption of this guidance will modify our disclosures, but will not have an impact on our financial position and results of operations.

B. ACQUISITIONS

In the third quarter of 2023, we acquired all of the share capital of Sauna360 Group Oy ("Sauna360") for approximately €124 million ($136 million), net of cash acquired. Sauna360 has a portfolio of products that includes traditional, infrared, and wood-burning saunas as well as steam showers. The business is included within the Plumbing Products segment. In connection with this acquisition, we recognized $22 million of indefinite-lived intangible assets, which is related to trademarks, and $45 million of definite-lived intangible assets, primarily related to customer relationships. The definite-lived intangible assets are being amortized on a straight-line basis over a weighted average amortization period of 16 years. We also recognized $60 million of goodwill, which is not tax deductible, and is related primarily to the expected synergies from combining the operations into our business. During the fourth quarter of 2023 and third quarter of 2024, we updated the allocation of the purchase price to certain identifiable assets and liabilities based on analysis of information as of the acquisition date, which resulted in a $1 million decrease and a $2 million increase to goodwill, respectively.

In the first quarter of 2021, our Hansgrohe SE subsidiary acquired a 75.1 percent equity interest in Easy Sanitary Solutions B.V. ("ESS"). The remaining 24.9 percent equity interest in ESS was subject to a call and put option that was exercisable by Hansgrohe SE or the sellers, respectively, any time after December 31, 2023. In the first quarter of 2024, the sellers exercised their put option to sell the remaining 24.9 percent equity interest in ESS for €13 million ($15 million). The transaction was accounted for as an equity purchase transaction.

C. DIVESTITURES

In the third quarter of 2024, we sold our Kichler Lighting ("Kichler") business, a provider of decorative residential and light commercial lighting products, ceiling fans, and LED lighting systems, for consideration of $125 million, net of cash disposed, and subject to final closing adjustments. Post-closing adjustments were finalized with the buyer in the fourth quarter of 2024. In connection with the divestiture, we recognized a loss of $88 million, inclusive of costs to sell, for the year ended December 31, 2024, which is included in other, net in our consolidated statement of operations. The sale of Kichler did not represent a strategic shift that will have a major effect on our operations and financial results and therefore was not presented as discontinued operations. Prior to the divestiture, the results of the business were included in our Decorative Architectural Products segment.

MASCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

D. REVENUE

Our revenues are derived from sales to customers in the following geographic areas: North America and International, which are particularly in Europe. Net sales from these geographic areas, by segment, were as follows, in millions:

	Year Ended December 31, 2025		
	Plumbing Products	Decorative Architectural Products	Total
Primary geographic areas:			
North America	$ 3,380	$ 2,570	$ 5,950
International	1,612	—	1,612
Total	$ 4,992	$ 2,570	$ 7,562

	Year Ended December 31, 2024		
	Plumbing Products	Decorative Architectural Products	Total
Primary geographic areas:			
North America	$ 3,289	$ 2,975	$ 6,264
International	1,564	—	1,564
Total	$ 4,853	$ 2,975	$ 7,828

	Year Ended December 31, 2023		
	Plumbing Products	Decorative Architectural Products	Total
Primary geographic areas:			
North America	$ 3,259	$ 3,125	$ 6,384
International	1,583	—	1,583
Total	$ 4,842	$ 3,125	$ 7,967

We recognized increases to revenue of $3 million, $10 million, and $12 million in 2025, 2024, and 2023, respectively, for variable consideration related to performance obligations settled in previous periods.

We record contract assets for items for which we have satisfied our performance obligation but our receipt of payment is contingent upon delivery or other circumstances other than the passage of time. Our contract assets are recorded in prepaid expenses and other in our consolidated balance sheets. Our contract assets generally become unconditional and are reclassified to receivables in the quarter subsequent to each balance sheet date. Our contract asset balance was $2 million at both December 31, 2025 and 2024.

We record contract liabilities primarily for deferred revenue. Our contract liabilities are recorded in accrued liabilities in our consolidated balance sheets. Our contract liabilities are generally recognized to net sales in the immediately subsequent reporting period. Our contract liability balance was $57 million and $45 million at December 31, 2025 and 2024, respectively.

D. REVENUE (Concluded)

Changes in the allowance for credit losses deducted from accounts receivable were as follows, in millions:

	Year Ended December 31,			
	2025		**2024**	
Balance at January 1	$	10	$	11
Provision for expected credit losses during the period		5		4
Write-offs charged against the allowance		(7)		(6)
Recoveries of amounts previously written off		4		2
Balance at December 31	$	12	$	10

E. INVENTORIES

The components of inventory were as follows, in millions:

	At December 31,			
	2025		**2024**	
Finished goods	$	620	$	541
Raw materials		322		300
Work in process		104		97
Total	$	1,046	$	938

Inventories, which include purchased parts, materials, direct labor and applied overhead, are stated at the lower of cost or net realizable value, with cost determined primarily by use of the first-in, first-out method, and to a lesser extent the average cost method.

F. LEASES

We have operating and finance leases primarily for corporate offices, manufacturing facilities, warehouses, vehicles, and equipment. Our leases have remaining lease terms up to 17 years, some of which may include one or more renewal options with terms to extend the lease for up to an additional 15 years, and some of which may include options to terminate the leases prior to their expiration.

The components of lease cost included in income before income taxes were as follows, in millions:

	Year Ended December 31,					
	2025		**2024**		**2023**	
Operating lease cost	$	63	$	64	$	61
Short-term lease cost		8		9		10
Variable lease cost		6		5		7
Finance lease cost:						
Amortization of ROU assets		2		3		3
Interest on lease liabilities		—		1		1

F. LEASES (Continued)

Supplemental cash flow information related to leases was as follows, in millions:

	Year Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 60	$ 54	$ 50
Operating cash flows for finance leases	—	1	1
Financing cash flows for finance leases	2	3	3
ROU assets obtained in exchange for new lease obligations:			
Operating leases **(A)**	42	34	41

(A) Includes $6 million of ROU assets obtained in exchange for new lease obligations related to the acquisition of Sauna360 in 2023.

Certain other information related to leases was as follows:

	At December 31,		
	2025	2024	2023
Weighted-average remaining lease term:			
Operating leases	9 years	9 years	10 years
Finance leases	6 years	7 years	8 years
Weighted-average discount rate:			
Operating leases	5.3 %	5.2 %	5.2 %
Finance leases	3.2 %	3.2 %	3.3 %

Supplemental balance sheet information related to leases was as follows, in millions:

	At December 31,			
	2025		2024	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Property and equipment, net	$ —	$ 13	$ —	$ 16
Notes payable	—	2	—	3
Accrued liabilities	47	—	43	—
Long-term debt	—	12	—	14

Gross ROU assets under finance leases recorded within property and equipment, net was $31 million and $41 million at December 31, 2025 and 2024, respectively. Accumulated amortization associated with these leases was $17 million and $25 million at December 31, 2025 and 2024, respectively.

F. LEASES (Concluded)

At December 31, 2025, future maturities of lease liabilities were as follows, in millions:

	Operating Leases	Finance Leases
Year ending December 31,		
2026	$ 60	$ 2
2027	50	2
2028	41	2
2029	34	2
2030	28	3
Thereafter	124	4
Total lease payments	336	16
Less: imputed interest	(68)	(2)
Total	$ 268	$ 14

G. PROPERTY AND EQUIPMENT

The components of property and equipment, net were as follows, in millions:

	At December 31,	
	2025	2024
Land and improvements	$ 99	$ 94
Buildings	667	626
Computer hardware and software	316	271
Machinery and equipment	1,546	1,435
	2,628	2,426
Less: Accumulated depreciation	(1,433)	(1,310)
Total	$ 1,195	$ 1,116

H. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill at December 31, 2025, by segment, was as follows, in millions:

	Gross Goodwill At December 31, 2025	Accumulated Impairment Losses	Net Goodwill At December 31, 2025
Plumbing Products	$ 694	$ (301)	$ 393
Decorative Architectural Products	305	(75)	230
Total	$ 999	$ (376)	$ 623

H. GOODWILL AND OTHER INTANGIBLE ASSETS (Concluded)

The changes in the carrying amount of goodwill for years ended December 31, 2025 and 2024, by segment, were as follows, in millions:

	Gross Goodwill At December 31, 2024	Accumulated Impairment Losses	Net Goodwill At December 31, 2024	Acquisitions	Foreign Currency Translation	Net Goodwill At December 31, 2025
Plumbing Products	$ 667	$ (301)	$ 367	$ —	$ 26	$ 393
Decorative Architectural Products **(A)**	305	(75)	230	—	—	230
Total	$ 973	$ (376)	$ 597	$ —	$ 26	$ 623

	Gross Goodwill At December 31, 2023	Accumulated Impairment Losses	Net Goodwill At December 31, 2023	Acquisitions (B)	Foreign Currency Translation	Net Goodwill At December 31, 2024
Plumbing Products	$ 677	$ (301)	$ 377	$ 2	$ (12)	$ 367
Decorative Architectural Products	366	(139)	227	4	—	230
Total	$ 1,043	$ (440)	$ 604	$ 6	$ (12)	$ 597

(A) As a result of the divestiture of Kichler in the third quarter of 2024, both gross goodwill and accumulated impairment losses for the Decorative Architectural Products segment were reduced by $64 million as the goodwill had been fully impaired prior to the divestiture.

(B) In the third quarter of 2023, we acquired Sauna360 and during the third quarter of 2024, we recognized $2 million of goodwill in our Plumbing Products segment related to this acquisition (refer to Note B for additional information). In the second quarter of 2024, we recognized $4 million of goodwill in our Decorative Architectural Products segment related to an immaterial acquisition.

Other indefinite-lived intangible assets were $77 million and $79 million at December 31, 2025 and 2024, respectively, and principally included registered trademarks.

We completed our annual impairment testing of goodwill and other indefinite-lived intangible assets in the fourth quarters of 2025, 2024 and 2023. We recognized a $5 million non-cash impairment charge within our Decorative Architectural Products segment to other indefinite-lived intangible assets in the fourth quarter of 2025 due to the loss of a customer in our paint applicator business. We recognized a $15 million non-cash impairment charge within our Decorative Architectural Products segment to other indefinite-lived intangible assets in the fourth quarter of 2023 due to competitive market conditions and increased cost of capital in our lighting business. There was no impairment of goodwill for any of our reporting units or of our other indefinite-lived intangible assets in any of these years, other than as disclosed above.

The carrying value of our definite-lived intangible assets was $128 million (net of accumulated amortization of $92 million) at December 31, 2025 and $140 million (net of accumulated amortization of $102 million) at December 31, 2024 and principally included customer relationships with a weighted average amortization period of 13 years in both 2025 and 2024. Amortization expense related to the definite-lived intangible assets was $20 million, $29 million and $31 million in 2025, 2024 and 2023, respectively.

At December 31, 2025, amortization expense related to the definite-lived intangible assets during each of the next five years will be as follows: 2026 – $18 million; 2027 – $18 million; 2028 – $15 million; 2029 – $15 million and 2030 – $14 million.

I. SUPPLIER FINANCE PROGRAM

We facilitate a voluntary supply chain finance program (the "program") to provide certain of our suppliers with the opportunity to sell receivables due from us to participating financial institutions at the sole discretion of both the suppliers and the financial institutions. A third party administers the program; our responsibility is limited to making payment on the terms originally negotiated with our supplier, regardless of whether the supplier sells its receivable to a financial institution. We do not enter into agreements with any of the participating financial institutions in connection with the program. Our current payment terms with a majority of our suppliers generally range from 45 to 90 days. The range of payment terms we negotiate with our suppliers is consistent, irrespective of whether a supplier participates in the program.

All outstanding payments owed under the program are recorded within accounts payable in our consolidated balance sheets. The amounts confirmed as valid under the program and included in accounts payable were $26 million and $36 million at December 31, 2025 and 2024, respectively. Of the amounts confirmed as valid under the program, the amounts owed to participating financial institutions were $17 million and $23 million at December 31, 2025 and 2024, respectively. All payments made under the program are recorded as a decrease in accounts payable and accrued liabilities, net, in our consolidated statements of cash flows.

Changes in the confirmed obligations outstanding were as follows, in millions:

	Year Ended December 31,	
	2025	**2024**
Confirmed obligations outstanding at January 1	$ 36	$ 53
Invoices confirmed	155	214
Confirmed invoices paid	(166)	(229)
Other (including currency translation and divestitures)	1	(2)
Confirmed obligations outstanding at December 31	$ 26	$ 36

J. ACCRUED LIABILITIES

The components of accrued liabilities were as follows, in millions:

	At December 31,	
	2025	**2024**
Advertising and sales promotion	$ 234	$ 235
Salaries, wages and commissions	154	165
Deferred revenue	57	45
Employee retirement plans	48	56
Operating lease liabilities (Note F)	47	43
Warranty (Note R)	41	41
Interest	29	29
Product returns	24	23
Insurance reserves	21	22
Property, payroll and other taxes	19	22
Income taxes payable	17	28
Other	70	58
Total	$ 761	$ 767

K. DEBT

The carrying value of outstanding debt was as follows, in millions:

	At December 31,	
	2025	2024
Notes and debentures:		
3.500%, due November 15, 2027	$ 300	$ 300
1.500%, due February 15, 2028	600	600
7.750%, due August 1, 2029	235	235
2.000%, due October 1, 2030	300	300
2.000%, due February 15, 2031	598	597
6.500%, due August 15, 2032	200	200
4.500%, due May 15, 2047	414	415
3.125%, due February 15, 2051	300	300
Other	14	17
Prepaid debt issuance costs	(13)	(15)
	2,947	2,948
Less: Current portion	2	3
Total long-term debt	$ 2,945	$ 2,945

All of the notes and debentures above are senior indebtedness and, other than the 7.750% Notes due 2029, are redeemable at our option.

At December 31, 2025, the debt maturities during each of the next five years were as follows: 2026 – $2 million; 2027 – $302 million; 2028 – $602 million; 2029 – $237 million and 2030 – $302 million.

On April 26, 2022, we entered into a revolving credit agreement (the "2022 Credit Agreement") with an aggregate commitment of $1.0 billion and a maturity date of April 26, 2027. Under the 2022 Credit Agreement, at our request and subject to certain conditions, we can increase the aggregate commitment up to an additional $500 million with the current lenders or new lenders.

The 2022 Credit Agreement provides for an unsecured revolving credit facility available to us and one of our foreign subsidiaries in U.S. dollars, European euros, British pounds sterling, and certain other currencies for revolving credit loans, swingline loans and letters of credit. Borrowings under the revolving credit loans denominated in any agreed upon currency other than U.S. dollars are limited to the equivalent of $500 million. We can also borrow swingline loans up to $108 million and obtain letters of credit of up to $25 million. Outstanding letters of credit under the 2022 Credit Agreement reduce our borrowing capacity and we had no outstanding letters of credit under the 2022 Credit Agreement at December 31, 2025.

Revolving credit loans denominated in U.S. dollars bear interest under the 2022 Credit Agreement at our option, at (A) SOFR rate for the interest period in effect for the borrowing, plus 0.1%, plus an applicable margin based upon our then-applicable corporate credit ratings; or (B) a rate per annum equal to the greatest of (i) the U.S. prime rate, (ii) the Federal Reserve Bank of New York effective rate plus 0.50% and (iii) the adjusted term SOFR rate for a one month interest period, plus 1.0%; plus an applicable margin based upon our then-applicable corporate credit ratings. Foreign currency revolving credit loans denominated in British pounds sterling bear interest at a rate per annum equal to the Daily Simple SONIA, plus an applicable margin based upon our then-applicable corporate credit ratings. Foreign currency revolving credit loans denominated in European euros bear interest at the adjusted EURIBOR rate, plus an applicable margin based upon our then-applicable corporate credit ratings. The various benchmarks are subject to applicable floors.

The 2022 Credit Agreement contains financial covenants requiring us to maintain (A) a net leverage ratio, as adjusted for certain items, not exceeding 4.0 to 1.0, and (B) an interest coverage ratio, as adjusted for certain items, not less than 2.5 to 1.0.

K. DEBT (Concluded)

In order for us to borrow under the 2022 Credit Agreement, there must not be any default in our covenants in the 2022 Credit Agreement (i.e., in addition to the two financial covenants described above, principally limitations on subsidiary debt, negative pledge restrictions, and requirements relating to legal compliance, maintenance of our properties and insurance) and our representations and warranties in the 2022 Credit Agreement must be true in all material respects on the date of borrowing (i.e., principally no material adverse change or litigation likely to result in a material adverse change, since December 31, 2021, no material ERISA or environmental non-compliance, and no material tax deficiency). We were in compliance with all covenants and no borrowings were outstanding at December 31, 2025.

On May 9, 2023, our Hansgrohe SE subsidiary entered into €70 million ($77 million) of short-term borrowings to support working capital needs. The loans contained no financial covenants and the entire balance was repaid at December 31, 2023.

On April 26, 2022, we entered into a 364-day $500 million senior unsecured delayed draw term loan (the "term loan") due April 26, 2023 with a syndicate of lenders. The term loan and commitments thereunder were subject to prepayment or termination at our option and the loans bore interest at SOFR plus a spread adjustment and 0.70%. The covenants, including the financial covenants, were substantially the same as those in the 2022 Credit Agreement. We repaid $300 million during 2022 and the remaining $200 million upon the maturity of the term loan on April 26, 2023.

Interest paid was $100 million, $99 million, $107 million in 2025, 2024 and 2023, respectively.

Fair Value of Debt.   The fair value of our short-term and long-term fixed-rate debt instruments is based principally upon modeled market prices for the same or similar issues, which are Level 1 inputs. The aggregate estimated market value of our short-term and long-term debt at December 31, 2025 was approximately $2.7 billion, compared with the aggregate carrying value of $3.0 billion. The aggregate estimated market value of our short-term and long-term debt at December 31, 2024 was approximately $2.6 billion, compared with the aggregate carrying value of $3.0 billion.

L. STOCK-BASED COMPENSATION

Our 2024 Long Term Stock Incentive Plan (the "2024 Plan") replaced the 2014 Long Term Stock Incentive Plan in May 2024 and provides for the issuance of stock-based incentives in various forms to our employees and non-employee Directors. At December 31, 2025, outstanding stock-based incentives were in the form of restricted stock units, performance restricted stock units, stock options, phantom stock awards and stock appreciation rights.

Pre-tax compensation expense included in income before income taxes for these stock-based incentives was as follows, in millions:

	Year Ended December 31,		
	2025	**2024**	**2023**
Restricted stock units	$ 21	$ 26	$ 15
Performance restricted stock units	3	5	3
Stock options	3	4	5
Phantom stock awards and stock appreciation rights	3	4	5
Long-term stock awards	—	—	3
Total	$ 30	$ 39	$ 31

At December 31, 2025, approximately 7.0 million shares of our common stock were available under the 2024 Plan for the granting of restricted stock units, performance restricted stock units, stock options and long-term stock awards.

L. STOCK-BASED COMPENSATION (Continued)

Restricted Stock Units.   Restricted stock units are granted to our key employees and non-employee Directors. These grants did not cause net share dilution due to our practice of repurchasing and retiring an equal number of shares in the open market.

Our restricted stock unit activity was as follows, units in thousands:

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted stock units at January 1	738	$ 66	796	$ 57	1,154	$ 57
Granted	347	75	466	73	205	56
Vested	(372)	63	(455)	57	(532)	55
Forfeited	(53)	74	(68)	68	(32)	58
Unvested restricted stock units at December 31	661	$ 72	738	$ 66	796	$ 57

At December 31, 2025, 2024, and 2023, there was $16 million, $15 million, and $11 million, respectively, of unrecognized compensation expense related to unvested restricted stock units; such units had a weighted average remaining vesting period of two years at December 31, 2025, 2024 and 2023.

The total market value (at the vesting date) of restricted stock units which vested was $28 million, $34 million, and $28 million during 2025, 2024 and 2023, respectively.

Performance Restricted Stock Units.   Under our Long Term Incentive Program ("LTIP"), we grant performance restricted stock units to certain executives. These performance restricted stock units will vest and share awards will be issued at no cost to the employees, subject to our achievement over a three-year period of specified return on invested capital performance goals, an earning per share metric, and a relative total shareholder return metric that have been established by our Compensation Committee for the performance period. To receive the award, the participant must be employed through the share award date. Except that, beginning with the 2025 grant, participants who conclude service and are retirement eligible or whose employment ends under certain qualifying conditions will receive an award, if the established performance goals for the respective LTIP are met, prorated to reflect the time the participant was employed during the applicable performance period. Performance restricted stock units are granted at a target number; based on our performance, the number of performance restricted stock units that vest can be adjusted downward to zero and upward to a maximum of 200 percent of the target number.

During 2025, we granted approximately 121,000 performance restricted stock units with a weighted average grant date fair value of approximately $71 per share, no performance restricted stock units were issued and 83,000 performance restricted stock units were forfeited. At December 31, 2025, there were approximately 91,000 shares vested but unissued. During 2024, we granted approximately 70,000 performance restricted stock units with a grant date fair value of approximately $75 per share, approximately 48,000 performance restricted stock units were issued and 6,000 performance restricted stock units were forfeited. During 2023, we granted approximately 99,000 performance restricted stock units with a grant date fair value of approximately $52 per share, approximately 253,000 performance restricted stock units were issued and no performance restricted stock units were forfeited. At December 31, 2023, there were approximately 59,000 shares vested but unissued.

Stock Options.   Stock options are granted to certain senior executives. The exercise price equals the market price of our common stock at the grant date and the stock options expire no later than 10 years after the grant date.

L. STOCK-BASED COMPENSATION (Continued)

Our stock option activity was as follows, shares in thousands:

	Year Ended December 31,					
	2025		2024		2023	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding stock options at January 1	1,048	$ 56	2,254	$ 45	2,988	$ 39
Granted	256	75	201	73	228	57
Exercised	(115)	42	(1,397)	41	(940)	29
Forfeited	(90)	77	(10)	57	(22)	36
Outstanding stock options at December 31	1,099	$ 60	1,048	$ 56	2,254	$ 45

The aggregate intrinsic value is calculated using our stock price at each respective date, less the exercise price (grant date price) multiplied by the number of shares. The aggregate intrinsic value for options exercised during 2025, 2024 and 2023 was $4 million, $48 million and $26 million, respectively. The weighted-average remaining term for options outstanding at December 31, 2025, 2024 and 2023 was six years, seven years and six years, respectively.

The following table summarizes information for stock options vested and expected to vest and exercisable (vested) stock options, shares in thousands:

	Year Ended December 31,					
	2025		2024		2023	
	Vested and Expected to Vest Stock Options	Exercisable (Vested) Stock Options	Vested and Expected to Vest Stock Options	Exercisable (Vested) Stock Options	Vested and Expected to Vest Stock Options	Exercisable (Vested) Stock Options
Number of shares	1,068	726	1,040	592	2,248	1,621
Weighted average exercise price	$ 60	$ 55	$ 56	$ 49	$ 45	$ 42
Aggregate intrinsic value	$ 7 million	$ 7 million	$ 18 million	$ 14 million	$ 48 million	$ 41 million
Weighted-average remaining term	6 years	5 years	7 years	5 years	6 years	5 years

Unrecognized compensation expense (using the Black-Scholes option pricing model at the grant date) related to unvested stock options was $2 million at December 31, 2025 and $1 million at both December 31, 2024 and 2023; such options had a weighted average remaining vesting period of two years at December 31, 2025, 2024 and 2023.

The weighted average grant date fair value of option shares granted and the assumptions used to estimate those values using a Black-Scholes option pricing model were as follows:

	Year Ended December 31,		
	2025	2024	2023
Weighted average grant date fair value	$ 23.98	$ 23.71	$ 16.91
Risk-free interest rate	4.51 %	4.38 %	3.95 %
Dividend yield	1.66 %	1.59 %	2.02 %
Volatility factor	30.42 %	31.00 %	31.00 %
Expected option life	6 years	6 years	6 years

L. STOCK-BASED COMPENSATION (Concluded)

Phantom Stock Awards and Stock Appreciation Rights.   Certain non-U.S. employees are granted phantom stock awards and SARs.

In 2025, 2024 and 2023, we granted approximately 47,000, 42,000, and 57,000 shares, respectively, of phantom stock awards with an aggregate fair value of $4 million in 2025 and $3 million in both 2024 and 2023 and paid cash of $4 million in 2025, $5 million in 2024 and $4 million in 2023 to settle phantom stock awards.

Information related to phantom stock awards was as follows, dollars in millions and shares in thousands:

| | At December 31, | |
	2025	2024
Accrued compensation cost liability	$ 4	$ 5
Unrecognized compensation cost	$ 1	$ 2
Equivalent common shares	85	96

No SARs were granted in 2025 and 2024 and we granted 22,000 SARs in 2023. During 2025, 7,000 SARs were forfeited and 15,000 SARs remained outstanding, all of which were vested at December 31, 2025.

Long-Term Stock Awards.   Prior to 2020, we granted long-term stock awards to our key employees and non-employee Directors. As of December 31, 2024, all long-term stock awards had vested.

The total market value (at the vesting date) of stock award shares which vested was $5 million and $10 million during 2024 and 2023, respectively.

M. EMPLOYEE RETIREMENT PLANS

Substantially all salaried employees participate in non-contributory defined-contribution retirement plans, to which payments are determined annually by the Compensation Committee. We also sponsor qualified defined-benefit and non-qualified defined-benefit pension plans covering certain employees and former employees.

Pre-tax expense included in income before income taxes related to our retirement plans was as follows, in millions:

| | Year Ended December 31, | | |
	2025	2024	2023
Defined-contribution plans	$ 49	$ 60	$ 68
Defined-benefit pension plans	8	9	9
	$ 58	$ 69	$ 78

Substantially all our domestic and foreign qualified and domestic non-qualified defined-benefit pension plans were frozen to future benefit accruals.

M. EMPLOYEE RETIREMENT PLANS (Continued)

Changes in the projected benefit obligation and fair value of plan assets, and the funded status of our defined-benefit pension plans were as follows, in millions:

| | At Year Ended December 31, | | | |
| | 2025 | | 2024 | |
	Qualified	Non-Qualified	Qualified	Non-Qualified
Changes in projected benefit obligation:				
Projected benefit obligation at January 1	$ 125	$ 101	$ 136	$ 108
Service cost	2	—	2	—
Interest cost	5	5	4	5
Actuarial (gain) loss, net	(17)	5	(4)	(1)
Foreign currency exchange	16	—	(8)	—
Benefit payments	(5)	(12)	(4)	(12)
Projected benefit obligation at December 31	$ 126	$ 100	$ 125	$ 101
Changes in fair value of plan assets:				
Fair value of plan assets at January 1	$ 92	$ —	$ 90	$ —
Actual return on plan assets	(3)	—	8	—
Foreign currency exchange	12	—	(5)	—
Company contributions	5	12	4	12
Benefit payments	(5)	(12)	(4)	(12)
Fair value of plan assets at December 31	$ 101	$ —	$ 92	$ —
Funded status at December 31	$ (25)	$ (100)	$ (33)	$ (101)

Amounts in our consolidated balance sheets were as follows, in millions:

| | At December 31, | | | |
| | 2025 | | 2024 | |
	Qualified	Non-Qualified	Qualified	Non-Qualified
Other assets	$ 2	$ —	$ 1	$ —
Accrued liabilities	—	(11)	—	(11)
Other liabilities	(27)	(88)	(35)	(89)
Total net liability	$ (25)	$ (100)	$ (33)	$ (101)

Unrealized loss included in accumulated other comprehensive income before income taxes was as follows, in millions:

| | At December 31, | | | |
| | 2025 | | 2024 | |
	Qualified	Non-Qualified	Qualified	Non-Qualified
Net loss	$ 8	$ 28	$ 17	$ 24
Net prior service cost	1	—	1	—
Total	$ 9	$ 28	$ 19	$ 24

M. EMPLOYEE RETIREMENT PLANS (Continued)

Information for defined-benefit pension plans with an accumulated benefit obligation in excess of plan assets was as follows, in millions:

	At December 31,			
	2025		2024	
	Qualified	Non-Qualified	Qualified	Non-Qualified
Projected benefit obligation	$ 124	$ 100	$ 123	$ 101
Accumulated benefit obligation	124	100	123	101
Fair value of plan assets	97	—	88	—

The projected benefit obligation was in excess of plan assets for all of our qualified defined-benefit pension plans at December 31, 2025 and 2024 which had an accumulated benefit obligation in excess of plan assets.

Net periodic pension cost for our defined-benefit pension plans, with the exception of service cost, is recorded in other, net, in our consolidated statements of operations. Net periodic pension cost for our defined-benefit pension plans was as follows, in millions:

	Year Ended December 31,					
	2025		2024		2023	
	Qualified	Non-Qualified	Qualified	Non-Qualified	Qualified	Non-Qualified
Service cost	$ 2	$ —	$ 2	$ —	$ 2	$ —
Interest cost	5	5	4	5	4	6
Expected return on plan assets	(5)	—	(5)	—	(4)	—
Recognized net loss	—	1	1	1	—	1
Net periodic pension cost	$ 2	$ 6	$ 2	$ 6	$ 3	$ 7

We expect to recognize $3 million of pre-tax net loss from accumulated other comprehensive income into net periodic pension cost in 2026 related to our defined-benefit pension plans. For plans in which almost all of the plan's participants are inactive, pre-tax net loss within accumulated other comprehensive income is amortized using the straight-line method over the remaining life expectancy of the inactive plan participants. For all other plans, pre-tax net loss within accumulated other comprehensive income is amortized using the straight-line method over the average remaining service period of the active employees expected to receive benefits from the plan.

Plan Assets. Our qualified defined-benefit pension plan weighted average asset allocation, which is based upon fair value, was as follows:

	At December 31,	
	2025	2024
Equity securities	33 %	32 %
Debt securities	35 %	31 %
Other	33 %	38 %
Total	100 %	100 %

M. EMPLOYEE RETIREMENT PLANS (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 compared to December 31, 2024.

Common and preferred stocks and short-term and other investments: Valued at the closing price reported on the active market on which the individual securities are traded. Other investments include liability-driven investments in interest rate swap funds that are priced daily based on the use of observable inputs.

Corporate, government and other debt securities: Valued based on using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Real estate: Real estate consists of property funds valued based on the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market based comparable data. There is no active trading market for these investments, and they are generally illiquid. Due to the significant unobservable inputs, the fair value measurements used to estimate fair value are a Level 3 input.

Buy-in annuity: Valued based on the associated benefit obligation for which the buy-in annuity covers the benefits, which approximates fair value. Such basis is determined based on various assumptions, including the discount rate and mortality rate.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe our valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the qualified defined-benefit pension plan assets at fair value as of December 31, 2025 and 2024, in millions.

| | At December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Plan Assets				
Common and preferred stocks:				
United States	$ 21	$ —	$ —	$ 21
International	12	—	—	12
Corporate, government and other debt securities:				
United States	—	6	—	6
International	—	28	—	28
Real estate:				
International	—	—	13	13
Buy-in annuity:				
International	—	3	—	3
Short-term and other investments:				
International	4	14	—	18
Total plan assets	$ 37	$ 52	$ 13	$ 101

M. EMPLOYEE RETIREMENT PLANS (Continued)

| | At December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Plan Assets				
Common and preferred stocks:				
United States	$ 18	$ —	$ —	$ 18
International	11	—	—	11
Corporate, government and other debt securities:				
United States	—	6	—	6
International	—	22	—	22
Real estate:				
International	—	—	11	11
Buy-in annuity:				
International	—	2	—	2
Short-term and other investments:				
International	3	18	—	21
Total plan assets	$ 33	$ 48	$ 11	$ 92

Changes in the fair value of the qualified defined-benefit pension plan Level 3 assets were as follows, in millions:

| | Year Ended December 31, | |
	2025	2024
Fair value, January 1	$ 11	$ 12
Currency translation	2	(1)
Fair value, December 31	$ 13	$ 11

Assumptions. Weighted average major assumptions used in accounting for our defined-benefit pension plans were as follows:

| | At December 31, | | |
	2025	2024	2023
Discount rate for obligations	4.60 %	4.30 %	4.00 %
Expected return on plan assets	5.00 %	4.80 %	5.50 %
Rate of compensation increase	— %	— %	— %
Discount rate for net periodic pension cost	4.30 %	4.00 %	4.50 %

The discount rate for obligations for 2025, 2024 and 2023 is based primarily upon the expected duration of each defined-benefit pension plan's liabilities matched to spot rates along a high-quality corporate bond yield curve for the geography of the individual plans. At December 31, 2025, such rates for our defined-benefit pension plans ranged from 1.8 percent to 5.1 percent, with the most significant portion of the liabilities having a discount rate for obligations of 4.2 percent or higher. At December 31, 2024, such rates for our defined-benefit pension plans ranged from 2.1 percent to 5.4 percent, with the most significant portion of the liabilities having a discount rate for obligations of 3.4 percent or higher. At December 31, 2023, such rates for our defined-benefit pension plans ranged from 1.9 percent to 5.0 percent, with the most significant portion of the liabilities having a discount rate for obligations of 3.2 percent or higher. The increase in the weighted average discount rate from both 2023 to 2024 and 2024 to 2025 is principally due to higher long-term interest rates in the bond markets.

M. EMPLOYEE RETIREMENT PLANS (Concluded)

The asset allocation of the investment portfolio was developed with the objective of achieving our expected rate of return and reducing volatility of asset returns, and considered the freezing of future benefits. The fixed-income portfolio is invested in corporate bonds, bond index funds and U.S. Treasury securities. Although we would expect alternative investments to yield a higher rate of return than the targeted overall long-term return, these investments are subject to greater volatility and would be less liquid than financial instruments that trade on public markets.

The fair value of our plan assets is subject to risk including significant concentrations of risk in our plan assets related to equity, interest rate and operating risk. In order to ensure plan assets are sufficient to pay benefits, a portion of our foreign qualified plans' assets are allocated to equity investments and real assets that are expected, over time, to earn higher returns with more volatility than fixed-income investments which more closely match pension liabilities. Within equity, risk is mitigated by targeting a portfolio that is broadly diversified by geography, market capitalization, manager mandate size, investment style and process.

In order to minimize asset volatility relative to the liabilities, a significant portion of plan assets are allocated to fixed-income investments that are exposed to interest rate risk. Rate increases generally will result in a decline in fixed-income assets, while reducing the present value of the liabilities. Conversely, rate decreases will increase fixed income assets, partially offsetting the related increase in the liabilities.

Potential events or circumstances that could have a negative effect on estimated fair value include the risks of inadequate diversification and other operating risks. To mitigate these risks, investments are diversified across and within asset classes in support of investment objectives. Policies and practices to address operating risks include ongoing manager oversight, plan and asset class investment guidelines and instructions that are communicated to managers, and periodic compliance and audit reviews to ensure adherence to these policies. In addition, we periodically seek the input of our independent advisor to ensure the investment policy is appropriate.

Cash Flows.   At December 31, 2025, we expect to contribute approximately $11 million in 2026 to our non-qualified (domestic) defined-benefit pension plans.

At December 31, 2025, the benefits expected to be paid in each of the next five years, and in aggregate for the five years thereafter, relating to our defined-benefit pension plans, were as follows, in millions:

	Qualified Plans	Non-Qualified Plans
2026	$ 8	$ 11
2027	6	11
2028	6	11
2029	6	10
2030	7	10
2031 - 2035	36	40

N. SHAREHOLDERS' EQUITY

Effective October 20, 2022, our Board of Directors authorized the repurchase, for retirement, of up to $2.0 billion of shares of our common stock, exclusive of excise tax, in open-market transactions or otherwise. During 2025, we repurchased and retired 8.5 million shares of our common stock (including 0.3 million shares to offset the dilutive impact of restricted stock units granted in 2025) for $576 million, inclusive of excise tax of $5 million. At December 31, 2025, we had $325 million remaining under the 2022 authorization.

During 2024, we repurchased and retired 10.0 million shares of our common stock (including 0.5 million shares to offset the dilutive impact of restricted stock units granted in 2024) for $757 million, inclusive of excise tax of $6 million.

N. SHAREHOLDERS' EQUITY (Concluded)

During 2023, we repurchased and retired 6.2 million shares of our common stock (including 0.2 million shares to offset the dilutive impact of restricted stock units granted in 2023) for $356 million, inclusive of excise tax of $3 million.

Effective February 10, 2026, our Board of Directors authorized the repurchase, for retirement, of up to $2.0 billion of shares of our common stock, exclusive of excise tax, in open-market transactions or otherwise, replacing the previous Board of Directors authorization established in 2022.

We have declared and paid cash dividends per common share of $1.24 in 2025, $1.16 in 2024 and $1.14 in 2023.

Accumulated Other Comprehensive Income.   The components of accumulated other comprehensive income attributable to Masco Corporation were as follows, in millions:

| | At December 31, | |
	2025	2024
Currency translation adjustments, net	$ 332	$ 237
Unrecognized net loss and prior service cost, net	(34)	(36)
Accumulated other comprehensive income	$ 298	$ 201

O. SEGMENT INFORMATION

Our reportable segments are as follows:

Plumbing Products – principally includes faucets, plumbing system components and valves, showerheads and handheld showers, bath hardware and accessories, bathing units, tubs and shower bases and enclosures, shower drains, steam shower systems, water filtration systems, sinks, kitchen accessories, spas, exercise pools, aquatic fitness systems, and saunas.

Decorative Architectural Products – principally includes paints and other coating products, paint applicators and accessories, cabinet and other hardware, shower doors and, until the divestiture of Kichler in the third quarter of 2024, lighting fixtures, ceiling fans, landscape lighting and LED lighting systems.

The above products are sold to the residential repair and remodel and to a lesser extent the new home construction markets through home center retailers, online retailers, wholesalers and distributors, mass merchandisers, hardware stores, direct to the consumer and homebuilders.

Our operations are principally located in North America and Europe. Our country of domicile is the United States of America.

Other than those assets specifically identified within a segment, corporate assets consist primarily of property and equipment, ROU assets, deferred tax assets, cash and cash investments and other investments. Our accounting policies are consistently applied by our segments.

Our segments are based upon similarities in products and represent the aggregation of operating units for which financial information is regularly provided to our Chief Operating Decision Maker ("CODM"), who is our President and Chief Executive Officer. Our CODM uses segment net sales and operating profit in assessing segment performance and deciding how to allocate resources by comparing budget to actual results and assessing year-over-year variances.

Subsequent to December 31, 2025, we announced that we will implement an internal reorganization to further streamline our business and optimize operations resulting in the integration of our Liberty Hardware ("Liberty") business, a distributor of cabinet and other hardware and shower doors, into our Delta Faucet business. Prior to this reorganization Liberty has historically been included in our Decorative Architectural Products segment. As a result of the integration, beginning with our Quarterly Report on Form 10-Q for the period ending March 31, 2026, Liberty will be included in our Plumbing Products segment rather than our Decorative Architectural Products segment and we will also reflect the change in the comparable prior period.

O. SEGMENT INFORMATION (Continued)

Information by segment as of December 31, 2025 was as follows, in millions:

	Year Ended December 31, 2025		
	Plumbing Products	Decorative Architectural Products	Total
Net sales **(A) (B) (C)**	$ 4,992	$ 2,570	$ 7,562
Operating expenses **(D)**	4,059	2,099	
Impairment charges for other intangible assets	—	5	
Corporate expenses **(E)**	38	24	
Segment operating profit	$ 895	$ 443	$ 1,338
General corporate expense, net **(E)**			(89)
Operating profit			1,248
Other income (expense), net			(114)
Income before income taxes			$ 1,135

	Year Ended December 31, 2024		
	Plumbing Products	Decorative Architectural Products	Total
Net sales **(A) (B) (C)**	$ 4,853	$ 2,975	$ 7,828
Operating expenses **(D)**	3,896	2,395	
Impairment charges for other intangible assets	—	—	
Corporate expenses **(E)**	46	31	
Segment operating profit	$ 911	$ 549	$ 1,460
General corporate expense, net **(E)**			(97)
Operating profit			1,363
Other income (expense), net			(202)
Income before income taxes			$ 1,161

	Year Ended December 31, 2023		
	Plumbing Products	Decorative Architectural Products	Total
Net sales **(A) (B) (C)**	$ 4,842	$ 3,125	$ 7,967
Operating expenses **(D)**	3,934	2,506	
Impairment charges for other intangible assets	—	15	
Corporate expenses **(E)**	47	25	
Segment operating profit	$ 861	$ 578	$ 1,439
General corporate expense, net **(E)**			(91)
Operating profit			1,348
Other income (expense), net			(110)
Income before income taxes			$ 1,238

MASCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

O. SEGMENT INFORMATION (Concluded)

	Property Additions (F)			Depreciation and Amortization			Assets (G)		
	Year Ended December 31,			Year Ended December 31,			At December 31,		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Plumbing Products	$ 119	$ 122	$ 161	$ 111	$ 108	$ 107	$ 3,383	$ 3,131	$ 3,140
Decorative Architectural Products	33	44	76	30	35	35	1,355	1,435	1,696
Corporate	3	2	6	7	7	7	463	450	527
Total	$ 156	$ 168	$ 243	$ 148	$ 150	$ 149	$ 5,201	$ 5,016	$ 5,363

(A) Intra-company sales between segments were not material and have been excluded from net sales.

(B) Included in net sales were sales to one customer of $2,859 million, $3,010 million and $3,070 million in 2025, 2024 and 2023, respectively. Such net sales were included in each of our segments.

(C) Net sales from our operations in the U.S. were $5,674 million, $5,996 million and $6,140 million in 2025, 2024 and 2023, respectively.

(D) Operating expenses included cost of sales and selling, general and administrative expenses.

(E) Corporate expenses included specific corporate overhead allocated to each segment. General corporate expense, net included those expenses not specifically attributable to our segments.

(F) Property additions exclude amounts paid for long-lived assets as part of acquisitions.

(G) Long-lived assets of our operations in the U.S. and Europe were $1,322 million and $720 million, $1,323 million and $638 million, and $1,459 million and $677 million at December 31, 2025, 2024 and 2023, respectively.

P. INCOME TAXES

Components of income taxes on income before income taxes and the components of deferred tax assets and liabilities were as follows, in millions:

	2025	2024	2023
Income before income taxes:			
U.S.	$ 889	$ 881	$ 968
Foreign	246	280	270
	$ 1,135	$ 1,161	$ 1,238
Income tax expense:			
Currently payable:			
U.S. Federal	$ 123	$ 153	$ 189
State and local	17	26	47
Foreign	74	80	74
Deferred:			
U.S. Federal	51	14	—
State and local	8	9	(39)
Foreign	4	5	7
	$ 277	$ 287	$ 278
Deferred tax assets at December 31:			
Receivables	$ 9	$ 8	
Inventories	16	13	
Other assets, including stock-based compensation	7	8	
Accrued liabilities	43	48	
Noncurrent operating lease liabilities	46	44	
Other long-term liabilities	46	49	
Capitalized research expenditures	—	48	
Net operating loss carryforward	52	57	
Tax credit carryforward	7	8	
	226	283	
Valuation allowance	(27)	(27)	
	199	256	
Deferred tax liabilities at December 31:			
Property and equipment	83	77	
Operating lease right-of-use assets	49	45	
Intangibles	79	80	
Investment in foreign subsidiaries	16	14	
Other	17	16	
	244	232	
Net deferred tax (liability) asset at December 31	$ (45)	$ 24	

The net deferred tax (liability) asset consisted of net deferred tax assets (included in other assets) of $50 million and $62 million, and net deferred tax liabilities (included in other liabilities) of $95 million and $38 million, at December 31, 2025 and 2024, respectively.

P. INCOME TAXES (Continued)

In the fourth quarter of 2023, we recognized a $29 million state income tax benefit, net of federal expense, due to a legal restructuring of certain U.S. businesses that occurred in early 2024 which allowed for the utilization of certain loss carryforwards that were not previously recognized.

We continue to maintain a valuation allowance of $27 million on certain state and foreign deferred tax assets as of both December 31, 2025 and 2024 due primarily to cumulative losses in those jurisdictions and net operating losses that are expected to expire unused.

Our capital allocation strategy includes reinvesting in our business, maintaining an investment grade credit rating, maintaining a relevant dividend and deploying excess free cash flow to share repurchases or acquisitions. In order to provide greater flexibility in the execution of our capital allocation strategy, we may repatriate earnings from certain foreign subsidiaries. Our deferred tax balance on investment in foreign subsidiaries reflects the impact of all taxable temporary differences, including those related to substantially all undistributed foreign earnings, except those that are legally restricted, and consists primarily of foreign withholding taxes.

Of the $59 million and $65 million deferred tax assets related to the net operating loss and tax credit carryforwards at December 31, 2025 and 2024, respectively, $40 million and $46 million, respectively, will expire between 2026 and 2045, if unused, and $19 million for both periods have no expiration.

A reconciliation of income tax expense at the U.S. Federal statutory tax rate to the income tax expense on income before income taxes was as follows, in millions:

	Year Ended December 31,					
	2025		**2024**		**2023**	
Income tax expense at U.S. Federal statutory tax rate	$ 238	21.0 %	$ 244	21.0 %	$ 260	21.0 %
State and local tax effects, net of U.S. Federal tax benefit **(A)**:						
State and local taxes	32	2.8	26	2.2	29	2.3
Valuation allowance	(2)	(0.2)	(1)	(0.1)	(29)	(2.3)
Foreign tax effects:						
Germany:						
Municipal taxes	15	1.4	19	1.6	17	1.3
Other	5	0.4	—	—	(3)	(0.2)
Other foreign jurisdictions	6	0.5	8	0.7	10	0.8
Effect of cross-border tax laws	(1)	(0.1)	(4)	(0.3)	(4)	(0.3)
Tax credits	(7)	(0.6)	(8)	(0.7)	(8)	(0.6)
Nontaxable or nondeductible items:						
Stock-based compensation	(2)	(0.2)	(10)	(0.9)	(6)	(0.5)
Nondeductible expense	3	0.3	9	0.8	6	0.5
Changes in unrecognized tax benefits	(10)	(0.9)	3	0.3	7	0.6
Other adjustments	—	—	1	0.1	(1)	(0.1)
Income tax expense	$ 277	24.4 %	$ 287	24.7 %	$ 278	22.5 %

(A)   The states that contribute to the majority (greater than 50%) of the tax effect in this category include California, New Jersey, Illinois, and New York for 2025; California, New York, New Jersey, Texas, and Michigan for 2024; and California, Florida, Maryland, Georgia, Oregon, and Tennessee for 2023.

P. INCOME TAXES (Concluded)

Income taxes paid by jurisdiction, exceeding 5% of the total income taxes paid by year, were as follows, in millions:

	Year Ended December 31,					
	2025		**2024**		**2023**	
U.S. Federal	$	110	$	160	$	194
State and local		27		26		36
Foreign:						
Germany:						
Corporate income tax		31		24		34
Schiltach municipal tax		15				
Other		10		17		23
China		15				
Other foreign jurisdictions		28		33		41
Total	$	236	$	260	$	328

A reconciliation of the beginning and ending liability for uncertain tax positions is as follows, in millions:

	2025		**2024**	
Balance at January 1	$	85	$	84
Current year tax positions:				
Additions		14		14
Reductions		(4)		(1)
Prior year tax positions:				
Additions		—		1
Reductions		(1)		—
Lapse of applicable statutes of limitation		(21)		(13)
Balance at December 31	$	73	$	85
Liability for interest and penalties		15		16
Balance at December 31, including interest and penalties	$	88	$	101

If recognized, $58 million and $67 million of the liability for uncertain tax positions at December 31, 2025 and 2024, respectively, net of any U.S. Federal tax benefit, would impact our effective tax rate.

Interest and penalties recognized in income tax expense were insignificant in years ended December 31, 2025, 2024 and 2023.

Of the $88 million and $101 million total liability for uncertain tax positions (including related interest and penalties) at December 31, 2025 and 2024, respectively, $84 million and $97 million are recorded in other liabilities, respectively, and $4 million in both periods is recorded as a net offset to other assets.

We file income tax returns in the U.S. Federal jurisdiction, and various local, state and foreign jurisdictions. We continue to participate in the Compliance Assurance Process ("CAP"). CAP is a real-time audit of the U.S. Federal income tax return that allows the Internal Revenue Service ("IRS"), working in conjunction with us, to determine tax return compliance with the U.S. Federal tax law prior to filing the return. This program provides us with greater certainty about our tax liability for a given year within months, rather than years, of filing our annual tax return and greatly reduces the need for recording a liability for U.S. Federal uncertain tax positions. The IRS has completed their examination of our consolidated U.S. Federal tax returns through 2024. With few exceptions, we are no longer subject to state or foreign income tax examinations on filed returns for years before 2021.

MASCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Q. INCOME PER COMMON SHARE

Basic and diluted income per common share are computed by dividing net income attributable to common shareholders by the weighted average common shares outstanding in the period. Reconciliations of the numerators and denominators used in the computations of basic and diluted income per common share were as follows, in millions:

| | Year Ended December 31, | | |
	2025	2024	2023
Numerator (basic and diluted):			
Net income	$ 810	$ 822	$ 908
Less: Allocation to unvested restricted stock awards	—	—	—
Net income attributable to common shareholders	$ 810	$ 822	$ 908
Denominator:			
Basic common shares (based upon weighted average)	209	218	225
Add: Dilutive effect of stock options and other stock-based incentives	—	1	1
Diluted common shares	210	219	226

We follow accounting guidance regarding determining whether instruments granted in share-based payment transactions are participating securities. This accounting guidance clarifies that share-based payment awards that entitle their holders to receive non-forfeitable dividends prior to vesting should be considered participating securities. The dividends associated with the unvested restricted stock units are forfeitable, and consequently, the restricted stock units are not considered a participating security and are not accounted for under the two-class method. We have also granted restricted stock awards that contain non-forfeitable rights to dividends on unvested shares; such unvested restricted stock awards are considered participating securities. As participating securities, the unvested shares are required to be included in the calculation of our basic income per common share, using the two-class method. The two-class method of computing income per common share is an allocation method that calculates income per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings. For the year ended December 31, 2025, diluted income per common share was calculated using the treasury stock method. For the years ended December 31, 2024 and 2023, we allocated dividends and undistributed earnings to the participating securities under the two-class method.

The following stock options, restricted stock units and performance restricted stock units were excluded from the computation of weighted-average diluted common shares outstanding due to their anti-dilutive effect, in thousands:

| | Year Ended December 31, | | |
	2025	2024	2023
Number of stock options	375	176	871
Number of restricted stock units	—	—	5
Number of performance restricted stock units	41	47	—

R. OTHER COMMITMENTS AND CONTINGENCIES

Litigation.   We are involved in claims and litigation, including class actions, mass torts and regulatory proceedings, which arise in the ordinary course of our business. The types of matters may include, among others: advertising, competition, contract, data privacy, employment, environmental, insurance coverage, intellectual property, personal injury, product compliance, product liability, securities and warranty. We are also subject to product safety regulations, product recalls and direct claims for product liabilities. We believe the likelihood that the outcome of these claims, litigation and product safety matters would have a material adverse effect on us is remote. However, there is no assurance that we will prevail in these matters, and we could, in the future, incur judgments or penalties, enter into settlements of claims or revise our expectations regarding the outcome of these matters, which could materially impact our results of operations.

Warranty.   Changes in our warranty liability were as follows, in millions:

	Year Ended December 31,	
	2025	**2024**
Balance at January 1	$ 81	$ 83
Accruals for warranties issued during the year	35	38
Accruals related to pre-existing warranties	11	8
Settlements made (in cash or kind) during the year	(41)	(43)
Other, net (including currency translation and divestitures)	2	(4)
Balance at December 31	$ 88	$ 81

Other Matters.   We enter into contracts, which include reasonable and customary indemnifications that are standard for the industries in which we operate. Such indemnifications include claims made against builders by homeowners for issues relating to our products and workmanship. In conjunction with divestitures and other transactions, we occasionally provide reasonable and customary indemnifications. We have not paid a material amount related to these indemnifications, and we evaluate the probability that amounts may be incurred and record an estimated liability when it is probable and reasonably estimable.

S. INSURANCE SETTLEMENT

During the third quarter of 2023, we received an insurance settlement payment in our Decorative Architectural Products segment related to lost sales resulting from a weather event that occurred in Texas in 2021 which impacted the operations of a resin supplier and interrupted our ability to manufacture certain paints and other coating products. The insurance settlement payment increased gross profit and operating profit by $40 million for the year ended December 31, 2023.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

a.   Evaluation of Disclosure Controls and Procedures.

The Company's Principal Executive Officer and Principal Financial Officer have concluded, based on an evaluation of the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) or 15d-15(e)) as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15 that, as of December 31, 2025, the Company's disclosure controls and procedures were effective.

b.   Management's Report on Internal Control over Financial Reporting.

Management's report on the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is included in this Report under Item 8. Financial Statements and Supplementary Data, under the heading, "Management's Report on Internal Control over Financial Reporting" and is incorporated herein by reference. The report of our independent registered public accounting firm is also included under Item 8, under the heading, "Report of Independent Registered Public Accounting Firm" and is incorporated herein by reference.

c.   Changes in Internal Control over Financial Reporting.

In connection with the evaluation of the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2025, which is required under the Securities Exchange Act of 1934 by paragraph (d) of Exchange Rules 13a-15 or 15d-15 (as defined in paragraph (f) of Rule 13a-15), management determined that there was no change that materially affected or is reasonably likely to materially affect internal control over financial reporting.

Item 9B. Other Information.

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

During the three months ended December 31, 2025, none of our officers or directors adopted or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Our Code of Ethics applies to all employees, officers and directors including our Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer, and is posted on our website at www.masco.com. Amendments to or waivers of our Code of Ethics for directors and executive officers, if any, will be posted on our website.

We maintain insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the exchange listing standards applicable to us. In addition, it is our policy to comply with applicable securities and state laws, including insider trading laws, when engaging in transactions in our securities. A copy of our insider trading policy is incorporated by reference as Exhibit 19 to this annual report on Form 10-K.

Other information required by this Item will be contained in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed before April 28, 2026, and such information is incorporated herein by reference.

Item 11. Executive Compensation.

Information required by this Item will be contained in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed before April 28, 2026, and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information

We grant equity under our 2024 Long Term Stock Incentive Plan (the "2024 Plan"). The following table sets forth information as of December 31, 2025 concerning the 2024 Plan, which was approved by our stockholders. We do not have any equity compensation plans that have not been approved by our stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by stockholders	1,099,264	$ 60.05	6,982,846

The remaining information required by this Item will be contained in our definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, to be filed before April 28, 2026, and such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this Item will be contained in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed before April 28, 2026, and such information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

Information required by this Item will be contained in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed before April 28, 2026, and such information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

a. Listing of Documents.

(1) *Financial Statements.* Our consolidated financial statements included in Item 8 hereof, as required at December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023, consist of the following:

(2) *Financial Statement Schedule.*
   a. Our Financial Statement Schedule appended hereto, as required for the years ended December 31, 2025, 2024 and 2023, consists of the following:

(3) *Exhibits.*

Exhibit No.	Exhibit Description	Incorporated By Reference			Filed Herewith
		Form	Exhibit	Filing Date	
3.a	Restated Certificate of Incorporation of Masco Corporation.	2015 10-K	3.i	02/12/2016	
3.a i	Certificate of Amendment of Restated Certificate of Incorporation of Masco Corporation				X
3.b	Bylaws of Masco Corporation, as Amended and Restated on May 9, 2025.	8-K	3.ii	05/15/2025	
4.a	Indenture dated as of December 1, 1982 between Masco Corporation and The Bank of New York Mellon Trust Company, N.A., as successor trustee under agreement originally with Morgan Guaranty Trust Company of New York, as Trustee, and Supplemental Indenture thereto dated as of July 26, 1994; and Directors' resolutions establishing Masco Corporation's:	2016 10-K	4.a	02/09/2017	
4.a i	7-3/4% Debentures Due August 1, 2029.	2014 10-K	4.a.i(ii)	02/13/2015	
4.b	Indenture dated as of February 12, 2001 between Masco Corporation and The Bank of New York Mellon Trust Company, N.A., as successor trustee under agreement originally with Bank One Trust Company, National Association, as Trustee, and Supplemental Indenture thereto dated as of November 30, 2006; and Directors' Resolutions establishing Masco Corporation's:	2016 10-K	4.b	02/09/2017	
4.b i	6-1/2% Notes Due August 15, 2032;	2017 10-K	4.b.i	02/08/2018	
4.b ii	3.500% Notes Due November 15, 2027; and	8-K	4.1	06/15/2017	
4.b iii	4.500% Notes Due May 15, 2047.	8-K	4.2	06/15/2017	

Exhibit No.	Exhibit Description	Incorporated By Reference			Filed Herewith
		Form	Exhibit	Filing Date	
4.b iv	Second Supplemental Indenture, dated as of September 18, 2020, between Masco Corporation and The Bank of New York Mellon Trust Company, N.A., as successor trustee.	8-K	4.3	09/18/2020	
4.b v	4.500% Notes Due May 15, 2047	8-K	4.2	09/18/2020	
4.b vi	2.000% Notes Due October 1, 2030	8-K	4.1	09/18/2020	
4.b vii	1.500% Notes Due February 15, 2028	8-K	4.1	03/04/2021	
4.b viii	2.000% Notes Due February 15, 2031	8-K	4.2	03/04/2021	
4.b ix	3.125% Notes Due February 15, 2051	8-K	4.3	03/04/2021	
Note 2:	Other instruments, notes or extracts from agreements defining the rights of holders of long-term debt of Masco Corporation or its subsidiaries have not been filed since (i) in each case the total amount of long-term debt permitted thereunder does not exceed 10 percent of Masco Corporation's consolidated assets, and (ii) such instruments, notes and extracts will be furnished by Masco Corporation to the Securities and Exchange Commission upon request.				
4.c	Description of securities.				X
10.a	Credit Agreement dated as of April 26, 2022 by and among Masco Corporation and Masco Europe S.à r.l. as borrowers, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A. and PNC Bank, National Association, as Co-Syndication Agents, and Deutsche Bank Securities, Inc., Royal Bank of Canada, Truist Bank, Bank of America, N.A., Fifth Third Bank and Wells Fargo Bank, National Association, as Co-Documentation Agents.	10-Q	10a	04/27/2022	
Note 3:	Exhibits 10.b through 10.q constitute the management contracts and executive compensatory plans or arrangements in which certain of the directors and executive officers of the Company participate.				
10.b	Masco Corporation 2014 Long Term Stock Incentive Plan (Amended and Restated May 9, 2016):	10-Q	10.a	07/26/2016	
10.b i	Form of Restricted Stock Unit Award Agreements	2021 10-K	10.c.iv	02/08/2022	
	Form of Stock Option Grant Agreements:				
10.b ii	for grants prior to July 1, 2018	8-K	10.d	05/06/2014	
10.b iii	for grants between July 1, 2018 and December 17, 2019	2018 10-K	10.c.iv	02/07/2019	
10.b iv	for grants between December 17, 2019 and February 3, 2022	2019 10-K	10.c.vi	02/11/2020	
10.b v	for grants on or after February 3, 2022	2021 10-K	10.c.viii	02/08/2022	
10.b vi	Long Term Incentive Program under Masco Corporation's 2014 Long Term Stock Incentive Plan (Amended and Restated February 3, 2022) and form of Performance Restricted Stock Unit Award Agreement thereunder.	2021 10-K	10.c.xi	02/08/2022	
10.b vii	Non-Employee Directors Equity Program under Masco Corporation's 2014 Long Term Stock Incentive Plan (Amended and Restated February 7, 2020).	2019 10-K	10.c.xiii	02/11/2020	
10.b viii	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors	2021 10-K	10.c.xvii	02/08/2022	

Exhibit No.	Exhibit Description	Incorporated By Reference			Filed Herewith
		Form	Exhibit	Filing Date	
10.c	Masco Corporation 2024 Long Term Stock Incentive Plan	2024 10-K	10.c	02/11/2025	
	Terms and Conditions of Awards Granted Under the Masco Corporation 2024 Long Term Stock Incentive Plan:				
10.c i	for grants between December 17, 2024 and February 5, 2026	2024 10-K	10.c i	02/11/2025	
10.c ii	for grants on or after February 6, 2026				X
10.c iii	Long Term Stock Incentive Program under Masco Corporation's 2024 Long Term Stock Incentive Plan and form of Performance Restricted Stock Unit Award Agreement thereunder (for grants prior to February 6, 2026).	2024 10-K	10.c ii	02/11/2025	
10.c iv	Long Term Stock Incentive Program under Masco Corporation's 2024 Long Term Stock Incentive Plan (Amended and Restated February 6, 2026) and form of Performance Restricted Stock Unit Award Agreement thereunder (for grants on or after February 6, 2026).				X
10.c v	Non-Employee Directors Equity Program under Masco Corporation's 2024 Long Term Stock Incentive Plan	10-Q	10.a	07/25/2024	
10.c vi	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (for grants prior to May 9, 2025)	10-Q	10.b	07/25/2024	
10.c vii	Non-Employee Directors Compensation Program under Masco Corporation's 2024 Long Term Stock Incentive Plan				X
10.c viii	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (for grants on or after May 9, 2025)				X
10.d	Form of Masco Corporation Supplemental Executive Retirement and Disability Plan and amendments thereto (includes amendment freezing benefit accruals) for John G. Sznewajs.	2015 10-K	10.d.i(ii)	02/12/2016	
10.e	Other compensatory arrangements for executive officers.	2016 10-K	10.f	02/09/2017	
10.f	Compensation of Non-Employee Directors.	2024 10-K	10.f	02/11/2025	
10.g	Masco Corporation Retirement Benefit Restoration Plan effective January 1, 1995 (as amended and restated December 22, 2010), and amendments thereto effective February 6, 2012 and January 1, 2014.	2016 10-K	10.i	02/09/2017	
10.h	Employment Offer Letter dated May 3, 2021 between Richard Marshall and Masco Corporation	10-Q	10	07/29/2021	
10.i	Employment Offer Letter dated August 28, 2023 between Richard Westenberg and Masco Corporation	10-Q	10.a	10/26/2023	
10.j	Employment Offer Letter dated March 3, 2025 between Jonathon J. Nudi and Masco Corporation	10-Q	10.a	4/23/2025	

Exhibit No.	Exhibit Description	Incorporated By Reference			Filed Herewith
		Form	Exhibit	Filing Date	
10.k	Retention Agreement dated March 5, 2025 between Jai Shah and Masco Corporation	10-Q	10.b	4/23/2025	
10.l	Aircraft Time Sharing Agreement dated July 25, 2025 between Jonathon J. Nudi and Masco Corporation.	10-Q	10.b	7/31/2025	
10.m	Employment Offer Letter dated November 28, 2025 between Jen Stone and Masco Corporation				X
10.n	Amended and Restated Severance and Release Agreement dated December 21, 2023 between Masco Corporation and John G. Sznewajs	2023 10-K	10.k	02/08/2024	
10.o	Amended and Restated Severance and Release Agreement dated December 30, 2023 between Masco Corporation and Richard A. O'Reagan	2023 10-K	10.l	02/08/2024	
10.p	Severance and Release Agreement dated July 8, 2025 between Masco Corporation and Keith J. Allman	10-Q	10.a	7/31/2025	
10.q	Severance and Release Agreement effective January 12, 2026 between Masco Corporation and Imran Ahmad				X
19	Insider Trading Policies and Procedures	2024 10-K	19	02/11/2025	
21	List of Subsidiaries.				X
23	Consent of Independent Registered Public Accounting Firm relating to Masco Corporation's Consolidated Financial Statements and Financial Statement Schedule.				X
31.a	Certification by Chief Executive Officer required by Rule 13a-14(a)/15d-14(a).				X
31.b	Certification by Chief Financial Officer required by Rule 13a-14(a)/15d-14(a).				X
32	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.				X
97	Policy Relating to Recovery of Erroneously Awarded Compensation	2023 10-K	97	02/08/2024	
101	The following financial information from Masco Corporation's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Shareholders' Equity, and (vi) Notes to Consolidated Financial Statements.				X
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)				X

The Company will furnish to its stockholders a copy of any of the above exhibits not included herein upon the written request of such stockholder and the payment to the Company of the reasonable expenses incurred by the Company in furnishing such copy or copies.

Item 16. Form 10-K Summary.

The optional summary in Item 16 has not been included in this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASCO CORPORATION

By: /s/ Richard J. Westenberg

Richard J. Westenberg
Vice President, Chief Financial Officer and Treasurer

February 10, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Principal Executive Officer:

/s/ Jonathon J. Nudi	
Jonathon J. Nudi	*President and Chief Executive Officer and Director*

Principal Financial Officer:

/s/ Richard J. Westenberg	
Richard J. Westenberg	*Vice President, Chief Financial Officer and Treasurer*

Principal Accounting Officer:

/s/ Heath M. Eisman	
Heath M. Eisman	*Vice President, Controller and Chief Accounting Officer*

/s/ Lisa A. Payne	
Lisa A. Payne	*Chair of the Board*

/s/ Mark R. Alexander	
Mark R. Alexander	*Director*

/s/ Gary A. Coombe	
Gary A. Coombe	*Director*

/s/ Aine L. Denari	
Aine L. Denari	*Director*

/s/ Marie A. Ffolkes	
Marie A. Ffolkes	*Director*

/s/ Christopher A. O'Herlihy	
Christopher A. O'Herlihy	*Director*

/s/ John C. Plant	
John C. Plant	*Director*

/s/ Sandeep Reddy	
Sandeep Reddy	*Director*

/s/ Charles K. Stevens, III	
Charles K. Stevens, III	*Director*

February 10, 2026

MASCO CORPORATION

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2025, 2024 and 2023

(In Millions)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	**Balance at Beginning of Period**	**Charged to Costs and Expenses**	**Charged to Other Accounts**	**Deductions**	**Balance at End of Period**
Allowances for credit losses deducted from accounts receivable in the balance sheet:					
2025	$ 10	$ 5	$ —	$ (4) **(a)**	$ 12
2024	$ 11	$ 4	$ —	$ (5) **(a)**	$ 10
2023	$ 8	$ 7	$ —	$ (5) **(a)**	$ 11
Valuation allowance on deferred tax assets:					
2025	$ 27	$ —	$ —	$ —	$ 27
2024	$ 33	$ —	$ —	$ (6) **(b)**	$ 27
2023	$ 15	$ 2	$ 53 **(c)(d)**	$ (37) **(e)**	$ 33

_____

(a) Deductions, representing uncollectible accounts written off and divestitures, less recoveries of accounts written off in prior years.

(b) Primarily other activity not affecting income tax expense.

(c) As a result of the acquisition of Sauna360 Group Oy in the third quarter of 2023, $5 million was added to valuation allowance on deferred tax assets.

(d) $48 million was added to valuation allowance resulting from the establishment of certain state deferred tax assets for which the likelihood of utilization is no longer considered remote.

(e) Due to a legal restructuring of certain U.S. businesses that occurred in early 2024, a $37 million reduction in valuation allowance was recorded as a $29 million state income tax benefit, net of federal expense.

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Tylo® | Lulea™ 4 Outdoor Traditional Sauna

EXECUTIVE OFFICE
Masco Corporation
17450 College Parkway
Livonia, MI 48152
Phone: 313-274-7400
Fax: 313-792-4177

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
500 Woodward Avenue
Detroit, MI 48226

STOCK EXCHANGE INFORMATION
Masco Corporation's common stock is traded on the New York Stock Exchange under the symbol MAS.

INTERNET CONTACT
Current information about Masco Corporation can be found by visiting our website at www.masco.com, or you may contact us via e-mail at webmaster@mascohq.com.

INVESTOR RELATIONS CONTACT
Additional information about the Company is available without charge to shareholders who direct a request to:

Robin L. Zondervan, Investor Relations
Masco Corporation
17450 College Parkway
Livonia, MI 48152
Phone: 313-792-5500

ANNUAL MEETING OF SHAREHOLDERS
Information regarding this meeting can be found in Masco's 2026 Proxy Statement.

DUPLICATE MAILINGS AND OTHER INQUIRIES
Multiple shareholders residing at one address and holding shares through a bank or broker may receive only one Annual Report and Proxy Statement. This "householding" procedure reduces duplicate mailings and Company expenses. Shareholders who wish to opt out of householding should contact their bank or broker. Shares owned by one person, but held in different forms of the same name, may result in duplicate mailings of shareholder information at added expense to us. Please notify Computershare to eliminate such duplication.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT
Answers to many of your shareholder questions and requests for forms are available by visiting the Computershare website at: www.computershare.com/investor

Certificates for transfer, inquiries about our Dividend Reinvestment Plan, inquiries regarding lost certificates, address changes and all other general shareholder correspondence should be mailed to:

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

Overnight correspondence should be sent to:

Computershare Investor Services
150 Royall Street – Suite 101
Canton, MA 02021

Phone:
866-230-0666 (in the U.S.)
201-680-6578 (outside the U.S.)
800-952-9245 (hearing impaired–TTD phone)

E-mail Address:
web.queries@computershare.com

Shareholder Online Inquiries:
www-us.computershare.com/investor/contact

17450 COLLEGE PARKWAY, LIVONIA, MI 48152
313-274-7400
www.masco.com

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